UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

TLEVISA	Consolidated
Ticker: TLEVISA	Quarter: 1 Year: 2018

Quarterly Financial Information

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[105000] Management commentary

Management commentary

Mexico City, April 26, 2018 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; "Televisa" or "the Company"), today announced results for first-quarter 2018. The results have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The following table sets forth condensed consolidated statements of income for the quarters ended March 31, 2018 and 20171,in millions of Mexican pesos:

	1Q'18	Margin %	1Q'17	Margin %	Change %
Net sales	22,812.0	100.0	21,954.3	100.0	3.9
Net income	994.9	4.4	1,714.2	7.8	(42.0)
Net income attributable to stockholders of the Company	677.6	3.0	1,196.0	5.4	(43.3)
Segment net sales	23,821.7	100.0	22,686.2	100.0	5.0
Operating segment income (1)	9,130.8	38.3	8,565.4	37.8	6.6
(1) The operating segment income margin is calculated as a percentage of segment net sales.

Net sales increased by 3.9% to Ps.22,812.0 million in first-quarter 2018 compared with Ps.21,954.3 million in first-quarter 2017. This increase was mainly attributable to revenue growth in the Cable and Content segments. Operating segment income increased by 6.6%, reaching Ps.9,130.8 million with a margin of 38.3%.

Net income attributable to stockholders of the Company amounted to Ps.677.6 million in first-quarter 2018 compared to Ps.1,196.0 million in first-quarter 2017. The net decrease of Ps.518.4 million reflected primarily (i) a Ps.1,436.7 million increase in finance expense resulting from the appreciation of the Mexican peso against the U.S. dollar; and (ii) a Ps.257.0 million increase in depreciation and amortization. These unfavorable variances were partially offset by (i) a Ps.565.4 million increase in operating segment income; and (ii) a Ps.256.6 million decrease in other expense, net.
______________________________
1For comparison purposes, 2017 figures are presented net of the results of the disposed publishing business in Argentina and the suspended online lottery business, both reported within the Other Businesses segment.

Disclosure of nature of business

Televisa, is a leading media company in the Spanish-speaking world, an important cable operator in Mexico, and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands and television networks, cable operators and over the top or "OTT" services. In the United States, Televisa´s audiovisual content is distributed through Univision, the leading media company serving the Hispanic market. Univision broadcasts Televisa's audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and Warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in UHI, the controlling company of Univision. Televisa's cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable multiple system operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

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Disclosure of management's objectives and its strategies for meeting those objectives

We intend to leverage our position as a leading media company in the Spanish-speaking world to continue expanding our business while maintaining profitability and financial discipline. We intend to do so by maintaining our leading position in the Mexican television market, by continuing to produce high quality programming and by improving our sales and marketing efforts while maintaining high operating margins and expanding our cable business.

By leveraging all our business segments and capitalizing on their synergies to extract maximum value from our content and our distribution channels, we also intend to continue expanding our cable business, increasing our international programming sales worldwide and strengthening our position in the growing U.S.-Hispanic market. We also intend to continue developing and expanding Sky, our DTH platform, and our cable businesses. We will continue to strengthen our position and will continue making additional investments, which could be substantial in size, in the DTH and cable industry in accordance with the consolidation of the cable market in Mexico, and we will also continue developing our publishing business and maintain our efforts to become an important player in the gaming industry.

We intend to continue to expand our business by developing new business initiatives and/or through business acquisitions and investments in Mexico, the United States and elsewhere.

Disclosure of entity's most significant resources, risks and relationships

We expect to fund our operating cash needs during 2018, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2018 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2018 will depend upon the timing of such transactions and the timing of cash payments from advertisers under our advertising sales plan.

The investing public should consider the risks described as follows, as well as the risks described in "Item 3. Key Information Risk Factors" in the Company's Annual Report on Form 20-F, which are not the only risks the Company faces. Risks and uncertainties unknown by the Company, as well as those that the Company currently considers as not relevant, could affect its operations and activities.

Risk Factors Related with Political Developments:

•	Imposition of fines by regulators and other authorities could adversely affect our financial condition and results of operations
•	Social Security Law
•	Federal Labor Law
•	Mexican tax laws
•	Elimination of the tax consolidation regime
•	Limitation of the deduction of non-taxable employee benefits
•	Increase to the border Value Added Tax rate
•	The amendment to the regulations of the General Health Law on advertising could materially affect our business, results of operations and financial condition
•	Mexican Securities Market Law
•	The operation of our business may be adversely affected if the Mexican government does not renew or revokes our broadcast or other concessions

Risk Factors Related to our Business:

•	Control of a stockholder
•	Measures for the prevention of the taking of control
•	Competition
•	The seasonal nature of our business

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•	Loss of transmission or loss of the use of satellite transponders could cause a business interruption in Innova, which would adversely affect our net income
•	Any incidents affecting our network and information systems or other technologies could have an adverse impact on our business, reputation and results of operations
•	The results of operations of UHI may affect our results of operations and the value of our investment in that Company
•	Uncertainty in global financial markets could adversely affect our financing costs and exposure to our customers and counterparties
•	Political events in Mexico could affect Mexican economic policy and our business, financial condition and results of operations

Disclosure of results of operations and prospects

The following table presents first-quarter consolidated results ended March 31, 2018 and 2017, for each of our business segments. Consolidated results for first-quarter 2018 and 2017 are presented in millions of Mexican pesos.

Net Sales	1Q'18%		1Q'17%		Change %
Content	7,899.4	33.2	7,290.7	32.1	8.3
Sky	5,474.2	23.0	5,540.6	24.4	(1.2)
Cable	8,669.7	36.4	8,096.3	35.7	7.1
Other Businesses	1,778.4	7.4	1,758.6	7.8	1.1
Segment Net Sales	23,821.7	100.0	22,686.2	100.0	5.0
Intersegment Operations[1]	(1,009.7)		(731.9)		(38.0)
Net Sales	22,812.0		21,954.3		3.9

Operating Segment Income[2]	1Q'18	Margin %	1Q'17	Margin %	Change %
Content	2,820.1	35.7	2,618.6	35.9	7.7
Sky	2,441.9	44.6	2,466.3	44.5	(1.0)
Cable	3,664.9	42.3	3,397.3	42.0	7.9
Other Businesses	203.9	11.5	83.2	4.7	145.1
Operating Segment Income	9,130.8	38.3	8,565.4	37.8	6.6
Corporate Expenses	(551.7)	(2.3)	(580.7)	(2.6)	5.0
Depreciation and Amortization	(4,800.8)	(21.0)	(4,543.8)	(20.7)	(5.7)
Other Expense, net	(154.1)	(0.7)	(410.7)	(1.9)	62.5
Operating Income	3,624.2	15.9	3,030.2	13.8	19.6

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Content	First-quarter sales increased by 8.3% to Ps.7,899.4 million compared with Ps.7,290.7 million in first-quarter 2017.

	Millions of Mexican pesos	1Q'18%		1Q'17%		Change %
	Advertising	4,272.7	54.1	4,128.2	56.6	3.5
	Network Subscription	1,179.1	14.9	1,042.3	14.3	13.1
	Licensing and Syndication	2,447.6	31.0	2,120.2	29.1	15.4
	Net Sales	7,899.4	100.0	7,290.7	100.0	8.3

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Advertising
First-quarter Advertising sales increased by 3.5% to Ps.4,272.7 million compared with Ps.4,128.2 million in first-quarter 2017. The increase in sales is mainly explained by the new sales mechanism that contributed to a better inventory utilization and a healthy level of advertising spending across our client base.

Network Subscription
First-quarter Network Subscription sales increased by 13.1% to Ps.1,179.1 million compared with Ps.1,042.3 million in first-quarter 2017. The increase is explained by a repackaging of our networks which now includes additional rights that resulted in higher overall price.

Licensing and Syndication
First-quarter Licensing and Syndication sales increased by 15.4% to Ps.2,447.6 million compared with Ps.2,120.2 million in first-quarter 2017. The increase is mainly explained by the step up in the royalty rate. Royalties from Univision increased by 31.6% to US$95.5 million in first-quarter 2018 from US$72.6 million in first-quarter 2017.

First-quarter operating segment income increased by 7.7% to Ps.2,820.1 million compared with Ps.2,618.6 million in first-quarter 2017. The margin was 35.7%, in line with the 35.9% achieved in the first-quarter 2017.

Sky
First-quarter sales decreased by 1.2% to Ps.5,474.2 million compared with Ps.5,540.6 million in first-quarter 2017, mainly explained by a drop in sales in Central America and the Dominican Republic. Sales in Mexico increased by 0.6%.

The number of net active subscribers decreased by 1.2% to 7,910,225 as of March 31, 2018, compared with 8,008,148 as of March 31, 2017. Sky ended the quarter with 169,047 subscribers in Central America and the Dominican Republic.

First-quarter operating segment income decreased by 1.0% to Ps.2,441.9 million compared with Ps.2,466.3 million in first-quarter 2017. The margin was 44.6%, comparable to the 44.5% margin achieved in first-quarter 2017.

Cable
First-quarter sales increased by 7.1% to Ps.8,669.7 million compared with Ps.8,096.3 million in first-quarter 2017 driven by solid net additions in all three services.

Total revenue generating units, or RGUs, reached 10.4 million. Quarterly growth was mainly driven by 173 thousand data net additions. Video net additions were 53 thousand and voice net additions were 36 thousand, for a total quarter net additions of more than 262 thousand, the highest in the past nine quarters.

This quarter was the fourth consecutive quarter of improvement in net additions.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of March 31, 2018 and 2017.

	RGUs	1Q'18	1Q'17
	Video	4,237,862	4,066,899
	Broadband	3,970,473	3,376,559
	Voice	2,158,238	2,061,059
	Total RGUs	10,366,573	9,504,517

First-quarter operating segment income increased by 7.9% to Ps.3,664.9 million compared with Ps.3,397.3 million in first-quarter 2017. Margin increased 30 basis points to 42.3%.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our cable and enterprise operations for first-quarter 2018 and 2017.

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Our cable operations include the video, voice and data services provided by Cablevisión, Cablemás, TVI, Cablecom and Telecable. Our enterprise operations include the services offered by Bestel and the enterprise operations of Cablecom.

	1Q'18 Millions of Mexican pesos	Cable Operations (1)	Enterprise Operations (1)	Total Cable
	Revenue	7,691.4	1,273.8	8,669.7
	Operating Segment Income	3,338.0	433.9	3,664.9
	Margin	43.4%	34.1%	42.3%

(1) These results do not include consolidation adjustments of Ps.295.5 million in revenues nor Ps.107.0 million in Operating Segment Income, which are considered in the consolidated results of the Cable segment.

	1Q'17 Millions of Mexican pesos	Cable Operations (2)	Enterprise Operations (2)	Total Cable
	Revenue	7,018.3	1,327.2	8,096.3
	Operating Segment Income	3,023.0	467.7	3,397.3
	Margin	43.1%	35.2%	42.0%

(2) These results do not include consolidation adjustments of Ps.249.2 million in revenues nor Ps.93.4 million in Operating Segment Income, which are considered in the consolidated results of the Cable segment.

Other Businesses
First-quarter sales increased by 1.1% to Ps.1,778.4 million compared with Ps.1,758.6[1] million in first-quarter 2017. The increase is mainly explained by growing revenues from the soccer business, partially compensated by the publishing business.

First-quarter operating segment income increased by 145.1% to Ps.203.9 million compared with Ps.83.2[1] million in first-quarter 2017. The increase was essentially driven by the soccer business, partially compensated by the distribution of feature films.

1 Reported sales for financial purposes were Ps.1,981.4 and reported operating segment income was Ps.76.9. For comparison purposes, 2017 figures are presented net of the results of the disposed publishing business in Argentina and the suspended online lottery business, both reported within the Other Businesses segment.

Corporate Expense

Corporate expense decreased by Ps.29.0 million, or 5.0%, to Ps.551.7 million in first-quarter 2018, from Ps.580.7 million in first-quarter 2017.
Share-based compensation expense in first-quarter 2018 and 2017 amounted to Ps.375.8 million and Ps.362.5 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.
Other Expense, Net

Other expense, net, decreased by Ps.256.6 million, or 62.5%, to Ps.154.1 million in first-quarter 2018 compared with Ps.410.7 million in first-quarter 2017. This decrease reflected primarily a lower non-recurrent severance expense in connection with the dismissal of personnel, a lower loss on disposition of property and equipment, a lower expense related to donations, as well as a gain on disposition of a 50% equity in Televisa CJ Grand, S.A. de C.V., a joint venture for a home shopping channel in Mexico.

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Finance Expense, Net

The following table sets forth finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended March 31, 2018 and 2017.

	1Q 2018	1Q 2017	(Increase) decrease
Interest expense	(2,289.2)	(2,262.9)	(26.3)
Interest income	304.0	260.0	44.0
Foreign exchange gain, net	993.8	1,244.7	(250.9)
Other finance expense, net	(1,209.3)	(23.5)	(1,185.8)
Finance expense, net	(2,200.7)	(781.7)	(1,419.0)

Finance expense, net, increased by Ps.1,419.0 million to Ps.2,200.7 million for first-quarter 2018 from Ps.781.7 million for first-quarter 2017. This increase primarily reflected (i) a Ps.1,185.8 million increase in other finance expense, net, resulting  primarily from a higher loss for changes in fair value of our derivative contracts, in connection with a 7.3% appreciation of the Mexican peso against the U.S. dollar in first-quarter 2018; (ii) a Ps.250.9 million decrease in foreign exchange gain resulting primarily from the effect of a 7.3% appreciation of the Mexican peso against the U.S. dollar on our average net U.S. dollar liability position in first-quarter 2018 compared with a 9.2% appreciation in first-quarter 2017; and (iii) a Ps.26.3 million increase in interest expense, due primarily to an increase in the weighted average effective interest rate applicable to our debt, finance leases and other notes payable in first-quarter 2018. These unfavorable effects were partially offset by a Ps.44.0 million increase in interest income explained primarily by an increase in interest rates applicable to our cash equivalents and temporary investments in first-quarter 2018.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, decreased by Ps.156.6 million, or 59.4%, to Ps.107.1 million in first-quarter 2018, from Ps.263.7 million in first-quarter 2017. This decrease reflected mainly a lower share of income of Univision Holdings, Inc. ("UHI"), the controlling company of Univision Communications Inc.
Income Taxes

Income taxes decreased by Ps.262.3 million, or 32.9%, to Ps.535.7 million in first-quarter 2018 compared with Ps.798.0 million in first-quarter 2017. This decrease reflected primarily a lower income tax base.
Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.200.9 million, or 38.8%, to Ps.317.3 million in first-quarter 2018, compared with Ps.518.2 million in first-quarter 2017. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Sky and Cable segments

Financial position, liquidity and capital resources

Capital Expenditures

During first-quarter 2018, capital expenditures were 27% lower than in first-quarter 2017. We invested approximately U.S.$158.7 million in property, plant and equipment as capital expenditures, including approximately U.S.$106.1 million for our Cable segment, U.S.$40.0 million for our Sky segment, and U.S.$12.6 million for our Content and Other Businesses segments.

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Debt, Finance Lease Obligations and Other Notes Payable

The following table sets forth our total consolidated debt, finance lease obligations and other finance liabilities as of March 31, 2018 and December 31, 2017. Amounts are stated in millions of Mexican pesos.
	March 31, 2018	December 31, 2017	Increase (decrease)
Current portion of long-term debt	307.0	307.0	-
Long-term debt, net of current portion	116,643.1	121,993.1	(5,350.0)
Total debt [1]	116,950.1	122,300.1	(5,350.0)
Current portion of finance lease obligations	566.6	580.9	(14.3)
Long-term finance lease obligations	4,610.5	5,041.9	(431.4)
Total finance lease obligations	5,177.1	5,622.8	(445.7)
Current portion of other notes payable	1,261.7	1,178.4	83.3
Other notes payable, net of current portion	1,261.7	2,505.6	(1,243.9)
Total other notes payable [2]	2,523.4	3,684.0	(1,160.6)
1 As of March 31, 2018 and December 31, 2017, total debt is presented net of finance costs in the amount of Ps.1,226.2 million and Ps.1,250.7 million, respectively, and does not include related accrued interest payable in the amount of Ps.1,669.5 million and Ps.1,796.8 million, respectively.
2 In connection with the acquisition in 2016 of a non-controlling interest in Televisión Internacional, S.A. de C.V., one of our Cable segment subsidiaries.

As of March 31, 2018, our consolidated net debt position (total debt, finance lease obligations and other notes payable, less cash and cash equivalents, temporary investments, and non-current investments in financial instruments) was Ps.73,339.3 million. As of March 31, 2018, the non-current investments in financial instruments amounted to an aggregate of Ps.13,546.4 million.
In March 2018, the Company executed a revolving credit facility with a syndicate of banks, for up to an amount equivalent to U.S.$583 million payable in Mexican pesos, for a three-year term. The funds may be used for the repayment of existing indebtedness and such other general corporate purposes as may be authorized by the Board of Directors of the Company.
Dividend

On April 2018, the Company will present in its annual stockholders meeting the recommendation to pay a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series "A", "B", "D" and "L" Shares not in the form of a CPO. Upon approval, the dividend will be paid in cash in May 2018 in the aggregate amount of approximately Ps.1,073.4 million.

Shares Outstanding

As of March 31, 2018 and December 31, 2017, our shares outstanding amounted to 338,947.9 million and 342,337.1 million shares, respectively, and our CPO equivalents outstanding amounted to 2,897.0 million and 2,926.0 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.
As of March 31, 2018 and December 31, 2017, the GDS (Global Depositary Shares) equivalents outstanding amounted to 579.4 million and 585.2 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.
The Company's Board of Directors has approved a proposal to cancel 5,122,615.3 thousand shares of capital stock of the Company in the form of 43,783.0 thousand CPOs, which were acquired by the Company during 2017 and 2018.
Executive Officer Appointment

Luis Alejandro Bustos Olivares has been appointed as Legal Vice President and General Counsel, replacing Joaquín Balcárcel Santa Cruz, who has been appointed Chief of Staff of the Executive Chairman of the Board of Directors of the Company.

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Internal control

Disclosure of critical performance measures and indicators that management uses to evaluate entity's performance against stated objectives

	1Q'18	Margin %	1Q'17	Margin %	Change %
Net sales	22,812.0	100.0	21,954.3	100.0	3.9
Net income	994.9	4.4	1,714.2	7.8	(42.0)
Net income attributable to stockholders of the Company	677.6	3.0	1,196.0	5.4	(43.3)
Segment net sales	23,821.7	100.0	22,686.2	100.0	5.0
Operating segment income (1)	9,130.8	38.3	8,565.4	37.8	6.6
(1) The operating segment income margin is calculated as a percentage of segment net sales.

Net Sales	1Q'18%		1Q'17%		Change %
Content	7,899.4	33.2	7,290.7	32.1	8.3
Sky	5,474.2	23.0	5,540.6	24.4	(1.2)
Cable	8,669.7	36.4	8,096.3	35.7	7.1
Other Businesses	1,778.4	7.4	1,758.6	7.8	1.1
Segment Net Sales	23,821.7	100.0	22,686.2	100.0	5.0
Intersegment Operations[1]	(1,009.7)		(731.9)		(38.0)
Net Sales	22,812.0		21,954.3		3.9

Operating Segment Income[2]	1Q'18	Margin %	1Q'17	Margin %	Change %
Content	2,820.1	35.7	2,618.6	35.9	7.7
Sky	2,441.9	44.6	2,466.3	44.5	(1.0)
Cable	3,664.9	42.3	3,397.3	42.0	7.9
Other Businesses	203.9	11.5	83.2	4.7	145.1
Operating Segment Income	9,130.8	38.3	8,565.4	37.8	6.6
Corporate Expenses	(551.7)	(2.3)	(580.7)	(2.6)	5.0
Depreciation and Amortization	(4,800.8)	(21.0)	(4,543.8)	(20.7)	(5.7)
Other Expense, net	(154.1)	(0.7)	(410.7)	(1.9)	62.5
Operating Income	3,624.2	15.9	3,030.2	13.8	19.6

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

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Disclaimer

This management commentary contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in these management commentary should be read in conjunction with the factors described in "Item 3. Key Information – Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in these management commentary and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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[110000] General information about financial statements

Ticker:	TLEVISA

Period covered by financial statements:	2018-01-01 to 2018-03-31

Date of end of reporting period:	2018-03-31

Name of reporting entity or other means of identification:	TLEVISA

Description of presentation currency:	MXN

Level of rounding used in financial statements:	THOUSANDS OF MEXICAN PESOS

Consolidated:	YES

Number of quarter:	1

Type of issuer:	ICS

Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:

Description of nature of financial statements:

Disclosure of general information about financial statements

Corporate Information

Grupo Televisa, S.A.B. (the "Company") is a limited liability public stock corporation ("Sociedad Anónima Bursátil" or "S.A.B."), incorporated under the laws of Mexico. Pursuant to the terms of the Company's bylaws ("Estatutos Sociales"), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of "Certificados de Participación Ordinarios" or "CPOs" on the Mexican Stock Exchange ("Bolsa Mexicana de Valores") under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company's principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Basis of Preparation and Accounting Policies

The condensed consolidated financial statements of the Group, as of March 31, 2018 and December 31, 2017, and for the three months ended March 31, 2018 and 2017, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The unaudited condensed consolidated financial statements should be read in conjunction with the Group's audited consolidated financial statements and notes thereto for the years ended December 31, 2016, 2015 and 2014, which have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board, and include, among other disclosures, the Group's most significant accounting policies, which were applied on a consistent basis as of March 31, 2018, except for the guidelines provided by the IFRS 15 and IFRS 9 that became effective beginning on January 1, 2018. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2018 did not have a significant impact in these interim unaudited condensed consolidated financial statements.

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Follow-up of analysis

The financial institutions that perform financial analysis on the securities of Grupo Televisa, S.A.B., are as follows:

Institution:

Merrill Lynch
Evercore
Morgan Stanley
JPMorgan
Itaú Securities
UBS
Credit Suisse
BTG Pactual
New Street
HSBC
Citi
Bradesco
Goldman Sachs

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[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2018-03-31	Close Previous Exercise 2017-12-31
Statement of financial position
Assets
Current asset
Cash and cash equivalents	37,705,453,000	38,734,949,000
Trade and other current receivables	28,082,348,000	30,357,412,000
Current tax assets, current	1,668,805,000	3,039,810,000
Other current financial assets	261,092,000	1,586,219,000
Current inventories	1,044,324,000	1,492,947,000
Current biological assets	0	0
Other current non-financial assets	[1] 7,480,443,000	5,890,866,000
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	76,242,465,000	81,102,203,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Total current assets	76,242,465,000	81,102,203,000
Non-current assets
Trade and other non-current receivables	0	0
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	46,893,540,000	50,688,185,000
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	13,379,002,000	14,110,752,000
Property, plant and equipment	84,176,944,000	85,719,810,000
Investment property	0	0
Goodwill	14,112,626,000	14,112,626,000
Intangible assets other than goodwill	21,369,619,000	21,773,808,000
Deferred tax assets	21,092,673,000	21,355,044,000
Other non-current non-financial assets	[2] 12,139,457,000	8,357,673,000
Total non-current assets	213,163,861,000	216,117,898,000
Total assets	289,406,326,000	297,220,101,000
Equity and liabilities
Liabilities
Current liabilities
Trade and other current payables	43,737,754,000	44,353,813,000
Current tax liabilities, current	2,178,271,000	2,524,349,000
Other current financial liabilities	3,953,476,000	3,863,189,000
Other current non-financial liabilities	0	0
Current provisions
Current provisions for employee benefits	0	0
Other current provisions	1,370,000	23,466,000
Total current provisions	1,370,000	23,466,000
Total current liabilities other than liabilities included in disposal groups classified as held for sale	49,870,871,000	50,764,817,000
Liabilities included in disposal groups classified as held for sale	0	0
Total current liabilities	49,870,871,000	50,764,817,000
Non-current liabilities
Trade and other non-current payables	3,705,011,000	2,719,236,000
Current tax liabilities, non-current	3,033,112,000	4,730,620,000
Other non-current financial liabilities	122,557,628,000	129,540,643,000
Other non-current non-financial liabilities	0	0

13 of 81

Concept	Close Current Quarter 2018-03-31	Close Previous Exercise 2017-12-31
Non-current provisions
Non-current provisions for employee benefits	757,220,000	716,095,000
Other non-current provisions	53,454,000	54,263,000
Total non-current provisions	810,674,000	770,358,000
Deferred tax liabilities	8,113,000,000	9,037,513,000
Total non-current liabilities	138,219,425,000	146,798,370,000
Total liabilities	188,090,296,000	197,563,187,000
Equity
Issued capital	4,978,126,000	4,978,126,000
Share premium	15,889,819,000	15,889,819,000
Treasury shares	15,060,617,000	14,788,984,000
Retained earnings	76,580,366,000	74,350,826,000
Other reserves	3,893,834,000	5,231,977,000
Total equity attributable to owners of parent	86,281,528,000	85,661,764,000
Non-controlling interests	15,034,502,000	13,995,150,000
Total equity	101,316,030,000	99,656,914,000
Total equity and liabilities	289,406,326,000	297,220,101,000

14 of 81

[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Accumulated Current Year 2018-01-01 - 2018-03-31	Accumulated Previous Year 2017-01-01 - 2017-03-31
Profit or loss
Profit (loss)
Revenue	22,812,003,000	21,954,374,000
Cost of sales	13,060,608,000	12,655,512,000
Gross profit	9,751,395,000	9,298,862,000
Distribution costs	2,581,370,000	2,607,368,000
Administrative expenses	3,391,751,000	3,250,568,000
Other income	0	0
Other expense	154,086,000	410,743,000
Profit (loss) from operating activities	3,624,188,000	3,030,183,000
Finance income	1,297,850,000	1,504,788,000
Finance costs	3,498,519,000	2,286,444,000
Share of profit (loss) of associates and joint ventures accounted for using equity method	107,096,000	263,710,000
Profit (loss) before tax	1,530,615,000	2,512,237,000
Tax income (expense)	535,715,000	798,013,000
Profit (loss) from continuing operations	994,900,000	1,714,224,000
Profit (loss) from discontinued operations	0	0
Profit (loss)	994,900,000	1,714,224,000
Profit (loss), attributable to
Profit (loss), attributable to owners of parent	677,558,000	1,195,991,000
Profit (loss), attributable to non-controlling interests	317,342,000	518,233,000
Earnings per share
Earnings per share
Earnings per share
Basic earnings per share
Basic earnings (loss) per share from continuing operations	0.23	0.41
Basic earnings (loss) per share from discontinued operations	0	0
Total basic earnings (loss) per share	[3] 0.23	0.41
Diluted earnings per share
Diluted earnings (loss) per share from continuing operations	0.22	0.39
Diluted earnings (loss) per share from discontinued operations	0	0
Total diluted earnings (loss) per share	[4] 0.22	0.39

15 of 81

[410000] Statement of comprehensive income, OCI components presented net of tax

Concept	Accumulated Current Year 2018-01-01 - 2018-03-31	Accumulated Previous Year 2017-01-01 - 2017-03-31
Statement of comprehensive income
Profit (loss)	994,900,000	1,714,224,000
Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	0	0
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	0	0
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	0	0
Components of other comprehensive income that will be reclassified to profit or loss, net of tax
Exchange differences on translation
Gains (losses) on exchange differences on translation, net of tax	(681,899,000)	(597,549,000)
Reclassification adjustments on exchange differences on translation, net of tax	0	0
Other comprehensive income, net of tax, exchange differences on translation	(681,899,000)	(597,549,000)
Available-for-sale financial assets
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	(280,139,000)	88,474,000
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	(280,139,000)	88,474,000
Cash flow hedges
Gains (losses) on cash flow hedges, net of tax	(412,468,000)	(207,668,000)
Reclassification adjustments on cash flow hedges, net of tax	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0
Other comprehensive income, net of tax, cash flow hedges	(412,468,000)	(207,668,000)
Hedges of net investment in foreign operations
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0
Change in value of time value of options
Gains (losses) on change in value of time value of options, net of tax	0	0
Reclassification adjustments on change in value of time value of options, net of tax	0	0
Other comprehensive income, net of tax, change in value of time value of options	0	0
Change in value of forward elements of forward contracts
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0
Change in value of foreign currency basis spreads
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	(13,356,000)	43,008,000
Total other comprehensive income that will be reclassified to profit or loss, net of tax	(1,387,862,000)	(673,735,000)

16 of 81

Concept	Accumulated Current Year 2018-01-01 - 2018-03-31	Accumulated Previous Year 2017-01-01 - 2017-03-31
Total other comprehensive income	(1,387,862,000)	(673,735,000)
Total comprehensive income	(392,962,000)	1,040,489,000
Comprehensive income attributable to
Comprehensive income, attributable to owners of parent	(660,585,000)	575,791,000
Comprehensive income, attributable to non-controlling interests	267,623,000	464,698,000

17 of 81

[520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2018-01-01 - 2018-03-31	Accumulated Previous Year 2017-01-01 - 2017-03-31
Statement of cash flows
Cash flows from (used in) operating activities
Profit (loss)	994,900,000	1,714,224,000
Adjustments to reconcile profit (loss)
Discontinued operations	0	0
Adjustments for income tax expense	535,715,000	798,013,000
Adjustments for finance costs	0	0
Adjustments for depreciation and amortisation expense	4,800,801,000	4,543,833,000
Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	0	0
Adjustments for provisions	396,507,000	431,332,000
Adjustments for unrealised foreign exchange losses (gains)	(2,176,556,000)	(3,974,433,000)
Adjustments for share-based payments	375,806,000	362,469,000
Adjustments for fair value losses (gains)	1,209,269,000	23,517,000
Adjustments for undistributed profits of associates	0	0
Adjustments for losses (gains) on disposal of non-current assets	180,103,000	277,487,000
Participation in associates and joint ventures	(107,096,000)	(263,710,000)
Adjustments for decrease (increase) in inventories	(1,599,793,000)	(1,744,393,000)
Adjustments for decrease (increase) in trade accounts receivable	1,867,433,000	4,357,407,000
Adjustments for decrease (increase) in other operating receivables	(50,743,000)	(109,057,000)
Adjustments for increase (decrease) in trade accounts payable	(969,775,000)	2,569,522,000
Adjustments for increase (decrease) in other operating payables	1,243,824,000	(4,166,274,000)
Other adjustments for non-cash items	0	0
Other adjustments for which cash effects are investing or financing cash flow	(85,000,000)	(26,000)
Straight-line rent adjustment	0	0
Amortization of lease fees	0	0
Setting property values	0	0
Other adjustments to reconcile profit (loss)	93,009,000	128,629,000
Total adjustments to reconcile profit (loss)	5,713,504,000	3,234,316,000
Net cash flows from (used in) operations	6,708,404,000	4,948,540,000
Dividends paid	0	0
Dividends received	0	0
Interest paid	(2,289,250,000)	(2,262,927,000)
Interest received	(25,267,000)	(18,929,000)
Income taxes refund (paid)	2,715,804,000	2,353,142,000
Other inflows (outflows) of cash	0	0
Net cash flows from (used in) operating activities	6,256,583,000	4,839,396,000
Cash flows from (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	85,000,000	26,000
Cash flows used in obtaining control of subsidiaries or other businesses	0	140,000,000
Other cash receipts from sales of equity or debt instruments of other entities	0	0
Other cash payments to acquire equity or debt instruments of other entities	0	0
Other cash receipts from sales of interests in joint ventures	0	0
Other cash payments to acquire interests in joint ventures	0	0
Proceeds from sales of property, plant and equipment	125,405,000	64,283,000
Purchase of property, plant and equipment	2,971,881,000	4,427,530,000
Proceeds from sales of intangible assets	0	0
Purchase of intangible assets	379,967,000	255,447,000
Proceeds from sales of other long-term assets	0	0
Purchase of other long-term assets	0	0

18 of 81

Concept	Accumulated Current Year 2018-01-01 - 2018-03-31	Accumulated Previous Year 2017-01-01 - 2017-03-31
Proceeds from government grants	0	0
Cash advances and loans made to other parties	0	0
Cash receipts from repayment of advances and loans made to other parties	0	0
Cash payments for future contracts, forward contracts, option contracts and swap contracts	0	0
Cash receipts from future contracts, forward contracts, option contracts and swap contracts	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	0	0
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	293,163,000	40,388,000
Net cash flows from (used in) investing activities	(2,848,280,000)	(4,718,280,000)
Cash flows from (used in) financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Payments from changes in ownership interests in subsidiaries that do not result in loss of control	1,184,020,000	1,292,438,000
Proceeds from issuing shares	0	0
Proceeds from issuing other equity instruments	0	0
Payments to acquire or redeem entity's shares	562,036,000	0
Payments of other equity instruments	0	0
Proceeds from borrowings	0	0
Repayments of borrowings	76,872,000	16,249,000
Payments of finance lease liabilities	101,634,000	107,694,000
Proceeds from government grants	0	0
Dividends paid	0	0
Interest paid	2,360,314,000	2,368,382,000
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	(5,250,000)	(10,488,000)
Net cash flows from (used in) financing activities	(4,290,126,000)	(3,795,251,000)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(881,823,000)	(3,674,135,000)
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	(147,673,000)	(333,667,000)
Net increase (decrease) in cash and cash equivalents	(1,029,496,000)	(4,007,802,000)
Cash and cash equivalents at beginning of period	38,734,949,000	47,546,083,000
Cash and cash equivalents at end of period	37,705,453,000	43,538,281,000

19 of 81

[610000] Statement of changes in equity - Accumulated Current

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,978,126,000	15,889,819,000	14,788,984,000	74,350,826,000	0	2,298,822,000	561,412,000	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	677,558,000	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	(632,180,000)	(412,468,000)	0	0
Total comprehensive income	0	0	0	677,558,000	0	(632,180,000)	(412,468,000)	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	[5] 1,471,967,000	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	271,633,000	80,015,000	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	271,633,000	2,229,540,000	0	(632,180,000)	(412,468,000)	0	0
Equity at end of period	4,978,126,000	15,889,819,000	15,060,617,000	76,580,366,000	0	1,666,642,000	148,944,000	0	0

20 of 81

	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability	Reserve for catastrophe
Statement of changes in equity
Equity at beginning of period	0	0	2,829,425,000	0	(665,739,000)	0	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	(280,139,000)	0	0	0	0	0	0
Total comprehensive income	0	0	(280,139,000)	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(280,139,000)	0	0	0	0	0	0
Equity at end of period	0	0	2,549,286,000	0	(665,739,000)	0	0	0	0

21 of 81

	Components of equity
Sheet 3 of 3	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	208,057,000	5,231,977,000	85,661,764,000	13,995,150,000	99,656,914,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	677,558,000	317,342,000	994,900,000
Other comprehensive income	0	0	(13,356,000)	(1,338,143,000)	(1,338,143,000)	(49,719,000)	(1,387,862,000)
Total comprehensive income	0	0	(13,356,000)	(1,338,143,000)	(660,585,000)	267,623,000	(392,962,000)
Issue of equity	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	5,899,000	5,899,000
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	1,471,967,000	[6] 777,628,000	2,249,595,000
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	(191,618,000)	0	(191,618,000)
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(13,356,000)	(1,338,143,000)	619,764,000	1,039,352,000	1,659,116,000
Equity at end of period	0	0	194,701,000	3,893,834,000	86,281,528,000	15,034,502,000	101,316,030,000

22 of 81

[610000] Statement of changes in equity - Accumulated Previous

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,978,126,000	15,889,819,000	11,433,482,000	70,395,669,000	0	1,989,164,000	399,181,000	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	1,195,991,000	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	(544,014,000)	(207,668,000)	0	0
Total comprehensive income	0	0	0	[8] 1,195,991,000	0	(544,014,000)	(207,668,000)	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	(160,115,000)	196,966,000	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(160,115,000)	1,392,957,000	0	(544,014,000)	(207,668,000)	0	0
Equity at end of period	4,978,126,000	15,889,819,000	11,273,367,000	71,788,626,000	0	1,445,150,000	191,513,000	0	0

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	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability	Reserve for catastrophe
Statement of changes in equity
Equity at beginning of period	0	0	1,686,836,000	0	(381,794,000)	0	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	[7] 88,474,000	0	0	0	0	0	0
Total comprehensive income	0	0	88,474,000	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	88,474,000	0	0	0	0	0	0
Equity at end of period	0	0	1,775,310,000	0	(381,794,000)	0	0	0	0

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	Components of equity
Sheet 3 of 3	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	268,397,000	3,961,784,000	83,791,916,000	12,492,484,000	96,284,400,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	1,195,991,000	518,233,000	1,714,224,000
Other comprehensive income	0	0	43,008,000	(620,200,000)	(620,200,000)	(53,535,000)	(673,735,000)
Total comprehensive income	0	0	43,008,000	(620,200,000)	575,791,000	464,698,000	1,040,489,000
Issue of equity	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	8,656,000	8,656,000
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	(354,000)	(354,000)
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	(11,050,000)	(11,050,000)
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	357,081,000	0	357,081,000
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	43,008,000	(620,200,000)	932,872,000	444,638,000	1,377,510,000
Equity at end of period	0	0	311,405,000	3,341,584,000	84,724,788,000	12,937,122,000	97,661,910,000

25 of 81

[700000] Informative data about the Statement of financial position

Concept	Close Current Quarter 2018-03-31	Close Previous Exercise 2017-12-31
Informative data of the Statement of Financial Position
Capital stock (nominal)	2,494,410,000	2,494,410,000
Restatement of capital stock	2,483,716,000	2,483,716,000
Plan assets for pensions and seniority premiums	1,581,315,000	1,652,420,000
Number of executives	74	73
Number of employees	39,557	39,915
Number of workers	0	0
Outstanding shares	338,947,943,295	342,337,098,324
Repurchased shares	23,481,943,836	20,092,788,807
Restricted cash	0	0
Guaranteed debt of associated companies	0	0

26 of 81

[700002] Informative data about the Income statement

Concept	Accumulated Current Year 2018-01-01 - 2018-03-31	Accumulated Previous Year 2017-01-01 - 2017-03-31
Informative data of the Income Statement
Operating depreciation and amortization	4,800,801,000	4,543,833,000

27 of 81

[700003] Informative data - Income statement for 12 months

Concept	Current Year 2017-04-01 - 2018-03-31	Previous Year 2016-04-01 - 2017-03-31
Informative data - Income Statement for 12 months
Revenue	94,443,866,000	96,723,513,000
Profit (loss) from operating activities	14,837,207,000	16,319,197,000
Profit (loss)	5,225,368,000	6,220,688,000
Profit (loss), attributable to owners of parent	3,373,233,000	4,471,356,000
Operating depreciation and amortization	18,761,733,000	17,524,507,000

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[800001] Breakdown of credits

Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Banks
Foreign trade
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Commercial banks
BANORTE1	NO	2015-05-15	2022-04-30	TIIE+1.0	181,609,000	60,536,000	242,145,000	242,145,000	242,145,000	549,003,000
HSBC 2	NO	2013-05-29	2019-05-30	TIIE+1.25	48,672,000	16,224,000	180,127,000
HSBC 3	NO	2014-07-04	2019-07-04	TIIE+1.25			299,549,000
BANCO SANTANDER 4	NO	2015-03-12	2020-05-07	TIIE+1.25				249,683,000
BANCO SANTANDER 5	NO	2015-01-08	2019-09-10	TIIE+1.25			249,750,000
HSBC 6	NO	2016-03-08	2023-03-08	7.13					1,250,000,000	1,250,000,000
SCOTIABANK INVERLAT 7	NO	2016-03-08	2023-03-08	7					1,500,000,000	1,500,000,000
BANCO SANTANDER 8	NO	2017-11-23	2022-10-21	TIIE+1.25						1,491,600,000
HSBC9	NO	2017-11-23	2022-11-22	TIIE+1.30						1,988,814,000
SCOTIABANK INVERLAT10	NO	2017-12-07	2023-02-03	TIIE+1.30						2,485,726,000
TOTAL					230,281,000	76,760,000	971,571,000	491,828,000	2,992,145,000	9,265,143,000	0	0	0	0	0	0
Other banks
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total banks
TOTAL					230,281,000	76,760,000	971,571,000	491,828,000	2,992,145,000	9,265,143,000	0	0	0	0	0	0
Stock market
Listed on stock exchange - unsecured
SENIOR NOTES 1	YES	2007-05-09	2037-05-11	8.93						4,486,103,000
NOTES 2	NO	2010-10-14	2020-10-01	7.38				9,981,779,000
SENIOR NOTES 3	YES	2013-05-14	2043-05-14	7.62						6,440,396,000
NOTES 4	NO	2014-04-07	2021-04-01	TIIE+0.35					5,993,621,000
NOTES 5	NO	2015-05-11	2022-05-02	TIIE+0.35						4,992,819,000
NOTES 9	NO	2017-10-09	2027-10-09	8.79						4,477,391,000
SENIOR NOTES 7	YES	2005-03-18	2025-03-18	6.97												10,695,814,000
SENIOR NOTES 8	YES	2002-03-11	2032-03-11	8.94												5,457,263,000
SENIOR NOTES 9	YES	2009-11-23	2040-01-15	6.97												10,825,980,000
SENIOR NOTES 10	YES	2014-05-13	2045-05-13	5.26												17,813,821,000
SENIOR NOTES 11	YES	2015-11-24	2026-01-30	4.86												5,443,905,000
SENIOR NOTES 12	YES	2015-11-24	2046-01-31	6.44												16,313,520,000
TOTAL					0	0	0	9,981,779,000	5,993,621,000	20,396,709,000	0	0	0	0	0	[9] 66,550,303,000
Listed on stock exchange - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total listed on stock exchanges and private placements
TOTAL					0	0	0	9,981,779,000	5,993,621,000	20,396,709,000	0	0	0	0	0	66,550,303,000

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Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Other current and non-current liabilities with cost
Other current and non-current liabilities with cost
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD 1	NO	2012-08-08	2020-07-01		110,457,000		104,628,000	109,002,000
GE CAPITAL CFE MÉXICO, S. DE R.L. DE C.V. 2	NO	2014-07-01	2020-01-01		19,008,000	6,236,000	11,144,000
GE CAPITAL CFE MÉXICO, S. DE R.L. DE C.V. 3	NO	2014-07-01	2020-05-01		23,820,000	7,531,000	8,030,000	23,660,000
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD 4	NO	2012-08-01	2021-07-01		36,958,000	112,000	23,923,000	24,820,000	25,603,000
INTELSAT GLOBAL SALES 5	YES	2012-10-01	2027-09-01								253,221,000	87,525,000	366,470,000	394,135,000	423,890,000	2,972,621,000
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD 6	NO	2014-11-01	2022-11-01		6,997,000	0	3,409,000	3,531,000	3,646,000	3,781,000
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD 7	NO	2014-11-01	2024-12-01		14,200,000	487,000	17,107,000	18,172,000	18,855,000	54,055,000
NOTES PAYABLE TRANSFERRED TO BBVA BANCOMER BY ORIGINAL CREDITOR 8	NO	2016-03-01	2020-03-04		1,261,719,000		1,261,719,000
TOTAL					1,473,159,000	14,366,000	1,429,960,000	179,185,000	48,104,000	57,836,000	253,221,000	87,525,000	366,470,000	394,135,000	423,890,000	2,972,621,000
Total other current and non-current liabilities with cost
TOTAL					1,473,159,000	14,366,000	1,429,960,000	179,185,000	48,104,000	57,836,000	253,221,000	87,525,000	366,470,000	394,135,000	423,890,000	[10] 2,972,621,000
Suppliers
Suppliers
SUPPLIERS 1	NO	2018-03-31	2019-03-31			13,322,808,000						2,700,890,000
TRANSMISSION RIGHTS 2	NO	2012-05-07	2023-12-29			761,505,000	288,280,000	1,178,429,000	119,365,000	267,486,000		2,188,698,000	599,897,000	536,966,000	344,616,000	369,972,000
TOTAL					0	14,084,313,000	288,280,000	1,178,429,000	119,365,000	267,486,000	0	4,889,588,000	599,897,000	536,966,000	344,616,000	369,972,000
Total suppliers
TOTAL					0	14,084,313,000	288,280,000	1,178,429,000	119,365,000	267,486,000	0	4,889,588,000	599,897,000	536,966,000	344,616,000	369,972,000
Other current and non-current liabilities
Other current and non-current liabilities
DERIVATIVE FINANCIAL INSTRUMENTS 1					2,818,000	145,805,000	6,350,000			35,978,000
TOTAL					2,818,000	145,805,000	6,350,000	0	0	35,978,000	0	0	0	0	0	0
Total other current and non-current liabilities
TOTAL					2,818,000	145,805,000	6,350,000	0	0	35,978,000	0	0	0	0	0	0
Total credits
TOTAL					1,706,258,000	14,321,244,000	2,696,161,000	11,831,221,000	9,153,235,000	30,023,152,000	253,221,000	4,977,113,000	966,367,000	931,101,000	768,506,000	69,892,896,000

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[800003] Annex - Monetary foreign currency position

	Currencies
	Dollars	Dollar equivalent in pesos	Other currencies equivalent in dollars	Other currencies equivalent in pesos	Total pesos
Foreign currency position
Monetary assets
Current monetary assets	1,732,337,000	31,655,514,000	51,239,000	936,306,000	32,591,820,000
Non-current monetary assets	0	0	0	0	0
Total monetary assets	1,732,337,000	31,655,514,000	51,239,000	936,306,000	32,591,820,000
Liabilities position
Current liabilities	279,922,000	5,115,099,000	17,970,000	328,371,000	5,443,470,000
Non-current liabilities	4,028,817,000	73,619,782,000	0	0	73,619,782,000
Total liabilities	4,308,739,000	78,734,881,000	17,970,000	328,371,000	79,063,252,000
Net monetary assets (liabilities)	(2,576,402,000)	(47,079,367,000)	33,269,000	607,935,000	[11] (46,471,432,000)

31 of 81

[800005] Annex - Distribution of income by product

	Income type
	National income	Export income	Income of subsidiaries abroad	Total income
CONTENT:
CONTENT:	0	0	0	0
TELEVISA
CONTENT - ADVERTISING	4,213,441,000	59,260,000	0	4,272,701,000
CONTENT – NETWORK SUBSCRIPTION REVENUE	849,388,000	329,702,000	0	1,179,090,000
CONTENT – LICENSING AND SYNDICATION	216,925,000	2,230,705,000	0	2,447,630,000
SKY (INCLUDES LEASING OF SET –TOP EQUIPMENT):
SKY (INCLUDES LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
SKY, VETV, BLUE TO GO
SKY – DTH BROADCAST SATELLITE TV	4,887,231,000	0	342,049,000	5,229,280,000
SKY – PAY PER VIEW	21,852,000	0	2,254,000	24,106,000
SKY – ADVERTISING	220,805,000	0	0	220,805,000
CABLE (INCLUDES LEASING OF SET-TOP EQUIPMENT):
CABLE (INCLUDES LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
CABLEVISIÓN, CABLEMÁS, TVI, CABLECOM, IZZI, TELECABLE
CABLE – DIGITAL TV SERVICE	3,298,780,000	0	0	3,298,780,000
CABLE – BROADBAND SERVICES	3,132,778,000	0	0	3,132,778,000
CABLE – SERVICE INSTALLATION	71,269,000	0	0	71,269,000
CABLE – PAY PER VIEW	12,365,000	0	0	12,365,000
CABLE - ADVERTISING	261,949,000	0	0	261,949,000
CABLE – TELEPHONY	730,379,000	0	0	730,379,000
CABLE – OTHER INCOME	52,989,000	0	0	52,989,000
BESTEL, METRORED
CABLE – TELECOMMUNICATIONS	1,073,066,000	0	36,161,000	1,109,227,000
OTHER BUSINESSES:
OTHER BUSINESSES:	0	0	0	0
TV Y NOVELAS, CARAS, VANIDADES, COSMOPOLITAN, NATIONAL GEOGRAPHIC, MUY INTERESANTE, TÚ, SKY VIEW, COCINA FÁCIL, MARVEL SEMANAL, AUTOMOVIL PANAMERICANO, CONDORITO
PUBLISHING – MAGAZINE CIRCULATION	111,661,000	0	33,585,000	145,246,000
PUBLISHING – ADVERTISING	108,340,000	0	25,003,000	133,343,000
PUBLISHING – OTHER INCOME	2,397,000	0	0	2,397,000
VIDEOCINE, PANTELION
DISTRIBUTION, RENTALS AND SALE OF MOVIE RIGHTS	161,627,000	1,502,000	652,000	163,781,000
CLUB DE FÚTBOL AMÉRICA, ESTADIO AZTECA
SPECIAL EVENTS AND SHOW PROMOTION	372,498,000	41,338,000	0	413,836,000
PLAY CITY
GAMING	633,632,000	0	0	633,632,000
TELEVISA RADIO
RADIO – ADVERTISING	207,550,000	0	0	207,550,000
HOLA MÉXICO, CINE PREMIERE, COCINA VITAL, MINI REVISTA MINA, ENTREPRENEUR, SELECCIONES, GUÍA DE BIENESTAR SELECCIONES, FÚTBOL TOTAL, CARTOON NETWORK, MOI, MEXICO DESCONOCIDO VIP
PUBLISHING DISTRIBUTION	69,820,000	0	8,744,000	78,564,000
INTERSEGMENT ELIMINATIONS
INTERSEGMENT ELIMINATIONS	(1,007,518,000)	0	(2,176,000)	(1,009,694,000)
TOTAL	19,703,224,000	2,662,507,000	446,272,000	22,812,003,000

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[800007] Annex - Financial derivative instruments

Management discussion about the policy uses of financial derivative instruments, explaining if these policies are allowed just for coverage or for other uses like trading

EXHIBIT 1

TO THE ELECTRONIC FORM TITLED "PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS"
III. QUALITATIVE AND QUANTITATIVE INFORMATION
i. Management's discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
Management's discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.
In accordance with the policies and procedures implemented by the Vice President of Finance and Risk and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company's Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the first quarter of 2018, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), certain financial derivative transactions originally intended to serve as a hedge and in effect as of March 31th, 2018, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.
General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.
The Company's principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.
The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.

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Foreign exchange risk is monitored by assessing the Company's monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.
Financial derivative transactions are reported from time to time to the Audit Committee.
The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. ("ISDA") and with local institutions is the Master Agreement published by ISDA and in some instances, using the form agreement ISDAmex. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.
In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.
As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.
In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:
1.	Cross-currency interest rate swaps (i.e., coupon swaps);
2.	Interest rate and inflation-indexed swaps;
3.	Cross-currency principal and interest rate swaps;
4.	Swaptions;
5.	Forward exchange rate contracts;
6.	FX options;
7.	Interest Rate Caps and Floors contracts;
8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and
9.	Credit Default Swaps.
The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.
During the quarter from January to March 2018, there were no defaults or margin calls under the aforementioned financial derivative transactions.
The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company's open positions.

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The Risk Management area is responsible for measuring, at least once a month, the Company's exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company's risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.
The office of the Comptroller is responsible for the validation of the Company's accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.
As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company's external auditors. As of the date hereof, the Company's auditors have not raised any observation or identified any deficiency therein.
Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
The Company has a Risk Management Committee, which is responsible for monitoring the Company's risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company's Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

General description about valuation techniques, standing out the instruments valuated at cost or fair value, just like methods and valuation techniques

ii. General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.
The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.
In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.
The Company performs its valuations without the participation of any independent third party.
The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company's methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

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Management discussion about internal and external sources of liquidity that could be used for attending requirements related to financial derivative instruments

 iii. Management's discussion of the internal and external sources of liquidity that could be used to satisfy the Company's requirements in connection with its financial derivatives.
As of the date hereof, the Company's management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company's financial derivative transactions, management is of the opinion that the Company's significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

Changes and management explanation in principal risk exposures identified, as contingencies and events known by the administration that could affect future reports

iv. Explanation as to any change in the issuer's exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer's management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer's results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.
Changes in the Company's exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company's management, which could affect any future report.
Since a significant portion of the Company's debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company's results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company's treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.
Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company's results or cash flows.
As of the date hereof, no circumstance or event of a financial derivative transaction, resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.
Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.
1.
During the relevant quarter, forwards through which the Company hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $144,600,000.00 (One hundred forty four million six hundred thousand U.S. Dollars 00/100), expired. As a result of this hedge, a loss of MXN $48,488,053.13 (Forty eight million four hundred eighty eight thousand fifty three Pesos 13/100) was incurred in the quarter.

During the relevant quarter there were no defaults or margin calls under financial derivative transactions.

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Quantitative information for disclosure

v. Quantitative Information. Attached hereto as "Table 1" is a summary of the financial derivative instruments purchased by Grupo Televisa, S.A.B, Empresas Cablevisión S.A.B. de C.V. and Televisión Internacional, S.A. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.
IV. SENSITIVITY ANALYSIS
Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.
In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

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TABLE 1
GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
March 31, 2018
(In thousands of Mexican pesos and/or U.S. dollars, as indicated)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value			Collateral/Lines of Credit/Securities Pledged
			Current Quarter (4)	Previous Quarter (5)	Current Quarter Dr (Cr) (4)	Previous Quarter Dr (Cr) (5)	Maturing per Year
Interest Rate Swap (1)	Hedging	Ps. 6,000,000	TIIE 28 days / 5.9351%	TIIE 28 days / 5.9351%	250,644	344,958	Monthly interest 2018-2021	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 5,000,000	TIIE 28 days / 6.5716%	TIIE 28 days / 6.5716%	148,136	241,561	Monthly interest 2018-2022	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 2,000,000	TIIE 28 days / 7.3275%	TIIE 28 days / 7.3275%	4,579	43,222	Monthly interest 2018-2022	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 1,500,000	TIIE 28 days / 7.3500%	TIIE 28 days / 7.3500%	2,210	31,906	Monthly interest 2018-2022	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 2,500,000	TIIE 28 days / 7.7485%	TIIE 28 days / 7.7950%	(35,978)	3,077	Monthly interest 2018-2023	Does not exist (6)
Forward (1)	Hedging	U.S.$249,000 / Ps. 4,868,235	U.S.$249,000 / Ps. 4,868,235	U.S.$224,000 / Ps. 4,410,711	(152,155)	112,157	2018	Does not exist (6)
Forward (1)	Hedging	U.S.$172,800 / Ps. 3,228,221	U.S.$172,800 / Ps. 3,228,221	U.S.$230,400 / Ps. 4,272,509	(2,818)	397,037	2018	Does not exist (6)
Options (1)	Hedging	U.S.$779,250	U.S.$779,250	U.S.$779,250	158,705	795,010	2018	Does not exist (6)
Interest Rate Swap (2)	Hedging	Ps.1,271,833	TIIE 28 days / 5.246%	TIIE 28 days / 5.246%	47,729	61,997	Monthly Interest 2018-2022	Does not exist (6)
Interest Rate Swap (2)	Hedging	Ps.1,318,946	TIIE 28 days / 7.2663%	TIIE 28 days / 7.2663%	6,588	22,112	Monthly Interest 2018-2022	Does not exist (6)
Options (2)	Hedging	U.S.$96,250	U.S.$96,250	U.S.$96,250	21,901	100,700	2018	Does not exist (6)
Options (3)	Hedging	U.S.$115,000	U.S.$115,000	U.S.$115,000	21,073	110,137	2018	Does not exist (6)
				Total	470,614	2,263,874

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Televisión Internacional, S.A. de C.V.
(3)	Acquired by Empresas Cablevisión, S.A.B. de C.V.
(4)	The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as of March 31, 2018, is as follows:

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Other financial assets	Ps.	201,679
Other non-current financial assets		459,886
Other current liabilities no cost		(148,623)
Other non-current liabilities no cost		(42,328)
	Ps.	470,614

(5)	Information as of December 31, 2017.
(6)	Applies only to implicit financing in the ISDA ancillary agreements identified as "Credit Support Annex".

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[800100] Notes - Subclassifications of assets, liabilities and equities

Concept	Close Current Quarter 2018-03-31	Close Previous Exercise 2017-12-31
Subclassifications of assets, liabilities and equities
Cash and cash equivalents
Cash
Cash on hand	75,918,000	66,865,000
Balances with banks	1,459,795,000	1,694,394,000
Total cash	1,535,713,000	1,761,259,000
Cash equivalents
Short-term deposits, classified as cash equivalents	36,169,740,000	36,973,690,000
Short-term investments, classified as cash equivalents	0	0
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	36,169,740,000	36,973,690,000
Other cash and cash equivalents	0	0
Total cash and cash equivalents	37,705,453,000	38,734,949,000
Trade and other current receivables
Current trade receivables	22,336,047,000	24,727,073,000
Current receivables due from related parties	695,749,000	860,220,000
Current prepayments
Current advances to suppliers	0	0
Current prepaid expenses	2,790,344,000	2,074,046,000
Total current prepayments	2,790,344,000	2,074,046,000
Current receivables from taxes other than income tax	905,021,000	1,537,218,000
Current value added tax receivables	804,816,000	1,471,394,000
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	1,355,187,000	1,158,855,000
Total trade and other current receivables	28,082,348,000	30,357,412,000
Classes of current inventories
Current raw materials and current production supplies
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	0	0
Current finished goods	0	0
Current spare parts	0	0
Property intended for sale in ordinary course of business	0	0
Other current inventories	1,044,324,000	1,492,947,000
Total current inventories	1,044,324,000	1,492,947,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners
Non-current assets or disposal groups classified as held for sale	0	0
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Trade and other non-current receivables
Non-current trade receivables	0	0
Non-current receivables due from related parties	0	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0
Non-current value added tax receivables	0	0

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Concept	Close Current Quarter 2018-03-31	Close Previous Exercise 2017-12-31
Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	0	0
Total trade and other non-current receivables	0	0
Investments in subsidiaries, joint ventures and associates
Investments in subsidiaries	0	0
Investments in joint ventures	886,948,000	959,637,000
Investments in associates	12,492,054,000	13,151,115,000
Total investments in subsidiaries, joint ventures and associates	13,379,002,000	14,110,752,000
Property, plant and equipment
Land and buildings
Land	4,863,781,000	4,866,337,000
Buildings	4,779,365,000	4,871,925,000
Total land and buildings	9,643,146,000	9,738,262,000
Machinery	56,219,639,000	57,112,452,000
Vehicles
Ships	0	0
Aircraft	538,731,000	540,743,000
Motor vehicles	765,472,000	816,216,000
Total vehicles	1,304,203,000	1,356,959,000
Fixtures and fittings	561,617,000	563,142,000
Office equipment	2,354,776,000	2,459,789,000
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	0	0
Construction in progress	13,152,693,000	13,485,066,000
Construction prepayments	0	0
Other property, plant and equipment	940,870,000	1,004,140,000
Total property, plant and equipment	84,176,944,000	85,719,810,000
Investment property
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill
Intangible assets other than goodwill
Brand names	1,297,652,000	1,409,494,000
Intangible exploration and evaluation assets	0	0
Mastheads and publishing titles	0	0
Computer software	2,711,611,000	2,797,708,000
Licenses and franchises	0	0
Copyrights, patents and other industrial property rights, service and operating rights	0	0
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	0	0
Other intangible assets	17,360,356,000	17,566,606,000
Total intangible assets other than goodwill	21,369,619,000	21,773,808,000
Goodwill	14,112,626,000	14,112,626,000
Total intangible assets and goodwill	35,482,245,000	35,886,434,000
Trade and other current payables
Current trade payables	18,973,901,000	19,959,795,000
Current payables to related parties	1,116,975,000	991,469,000

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Concept	Close Current Quarter 2018-03-31	Close Previous Exercise 2017-12-31
Accruals and deferred income classified as current
Deferred income classified as current	19,341,138,000	18,798,347,000
Rent deferred income classified as current	0	0
Accruals classified as current	3,278,241,000	3,431,706,000
Short-term employee benefits accruals	732,778,000	963,377,000
Total accruals and deferred income classified as current	22,619,379,000	22,230,053,000
Current payables on social security and taxes other than income tax	658,194,000	728,263,000
Current value added tax payables	50,276,000	51,918,000
Current retention payables	369,305,000	444,233,000
Other current payables	0	0
Total trade and other current payables	43,737,754,000	44,353,813,000
Other current financial liabilities
Bank loans current	307,041,000	307,023,000
Stock market loans current	0	0
Other current liabilities at cost	1,828,271,000	1,759,319,000
Other current liabilities at no cost	148,623,000	0
Other current financial liabilities	1,669,541,000	1,796,847,000
Total Other current financial liabilities	3,953,476,000	3,863,189,000
Trade and other non-current payables
Non-current trade payables	3,705,011,000	2,719,236,000
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current
Deferred income classified as non-current	0	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	0	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	3,705,011,000	2,719,236,000
Other non-current financial liabilities
Bank loans non-current	13,720,687,000	13,795,409,000
Stock market loans non-current	102,922,412,000	108,197,719,000
Other non-current liabilities at cost	5,872,201,000	7,547,515,000
Other non-current liabilities at no cost	42,328,000	0
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	122,557,628,000	129,540,643,000
Other provisions
Other non-current provisions	53,454,000	54,263,000
Other current provisions	1,370,000	23,466,000
Total other provisions	54,824,000	77,729,000
Other reserves
Revaluation surplus	0	0
Reserve of exchange differences on translation	1,666,642,000	2,298,822,000
Reserve of cash flow hedges	148,944,000	561,412,000
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on remeasuring available-for-sale financial assets	2,549,286,000	2,829,425,000
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	(665,739,000)	(665,739,000)
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0

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Concept	Close Current Quarter 2018-03-31	Close Previous Exercise 2017-12-31
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	0	0
Merger reserve	0	0
Statutory reserve	0	0
Other comprehensive income	194,701,000	208,057,000
Total other reserves	3,893,834,000	5,231,977,000
Net assets (liabilities)
Assets	289,406,326,000	297,220,101,000
Liabilities	188,090,296,000	197,563,187,000
Net assets (liabilities)	101,316,030,000	99,656,914,000
Net current assets (liabilities)
Current assets	76,242,465,000	81,102,203,000
Current liabilities	49,870,871,000	50,764,817,000
Net current assets (liabilities)	26,371,594,000	30,337,386,000

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[800200] Notes - Analysis of income and expense

Concept	Accumulated Current Year 2018-01-01 - 2018-03-31	Accumulated Previous Year 2017-01-01 - 2017-03-31
Analysis of income and expense
Revenue
Revenue from rendering of services	16,635,280,000	16,179,832,000
Revenue from sale of goods	281,180,000	312,827,000
Interest income	0	0
Royalty income	2,235,830,000	1,963,343,000
Dividend income	0	0
Rental income	3,659,713,000	3,498,372,000
Revenue from construction contracts	0	0
Other revenue	0	0
Total revenue	22,812,003,000	21,954,374,000
Finance income
Interest income	304,073,000	260,055,000
Net gain on foreign exchange	993,777,000	1,244,733,000
Gains on change in fair value of derivatives	0	0
Gain on change in fair value of financial instruments	0	0
Other finance income	0	0
Total finance income	1,297,850,000	1,504,788,000
Finance costs
Interest expense	2,289,250,000	2,262,927,000
Net loss on foreign exchange	0	0
Losses on change in fair value of derivatives	1,209,269,000	23,517,000
Loss on change in fair value of financial instruments	0	0
Other finance cost	0	0
Total finance costs	3,498,519,000	2,286,444,000
Tax income (expense)
Current tax	1,865,136,000	1,284,426,000
Deferred tax	(1,329,421,000)	(486,413,000)
Total tax income (expense)	535,715,000	798,013,000

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[800500] Notes - List of notes

Disclosure of notes and other explanatory information

See Notes 1 and 2 of the Disclosure of Interim Financial Reporting

Disclosure of general information about financial statements

Corporate Information

Grupo Televisa, S.A.B. (the "Company") is a limited liability public stock corporation ("Sociedad Anónima Bursátil" or "S.A.B."), incorporated under the laws of Mexico. Pursuant to the terms of the Company's bylaws ("Estatutos Sociales"), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of "Certificados de Participación Ordinarios" or "CPOs" on the Mexican Stock Exchange ("Bolsa Mexicana de Valores") under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company's principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Basis of Preparation and Accounting Policies

The condensed consolidated financial statements of the Group, as of March 31, 2018 and December 31, 2017, and for the three months ended March 31, 2018 and 2017, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The unaudited condensed consolidated financial statements should be read in conjunction with the Group's audited consolidated financial statements and notes thereto for the years ended December 31, 2016, 2015 and 2014, which have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board, and include, among other disclosures, the Group's most significant accounting policies, which were applied on a consistent basis as of March 31, 2018, except for the guidelines provided by the IFRS 15 and IFRS 9 that became effective beginning on January 1, 2018. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2018 did not have a significant impact in these interim unaudited condensed consolidated financial statements.

Disclosure of summary of significant accounting policies

See Note 2 of the Disclosure of Interim Financial Reporting

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[800600] Notes - List of accounting policies

Disclosure of summary of significant accounting policies

See Note 2 of the Disclosure of Interim Financial Reporting

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[813000] Notes - Interim financial reporting

Disclosure of interim financial reporting

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Notes to Interim Unaudited Condensed Consolidated Financial Statements
As of March 31, 2018 and December 31, 2017 and for three months ended March 31, 2018 and 2017
(In thousands of Mexican Pesos, except per CPO, per share, and exchange rate amounts, unless otherwise indicated)

1.	Corporate Information

Grupo Televisa, S.A.B. (the "Company") is a limited liability public stock corporation ("Sociedad Anónima Bursátil" or "S.A.B."), incorporated under the laws of Mexico. Pursuant to the terms of the Company's bylaws ("Estatutos Sociales") its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of "Certificados de Participación Ordinarios" or "CPOs" on the Mexican Stock Exchange ("Bolsa Mexicana de Valores") under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company's principal executive offices are located at Av. Vasco de Quiroga N° 2000, Colonia Santa Fe, 01210 Mexico City, Mexico.

Grupo Televisa, S.A.B. together with its subsidiaries (collectively, the "Group") is a leading media company in the Spanish-speaking world, an important cable operator in Mexico, and an operator of a leading direct-to-home satellite pay television system in Mexico. The Group distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands and television networks, cable operators and over-the-top or "OTT" services. In the United States, the Group's audiovisual content is distributed through Univision Communications Inc. ("Univision"), the leading media company serving the Hispanic market. Univision broadcasts the Group's audiovisual content through multiple platforms in exchange for a royalty payment. In addition, the Group has equity and Warrants, that upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc. or "UHI", the controlling company of Univision. The Group's cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable multiple system operators in Mexico. The Group owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. The Group also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

2.	Basis of Preparation and Accounting Policies

These interim condensed consolidated financial statements of the Group, as of March 31, 2018 and December 31, 2017 and for three months ended March 31, 2018 and 2017, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

These interim unaudited condensed consolidated financial statements should be read in conjunction with the Group's audited consolidated financial statements and notes thereto for the years ended December 31, 2016 and 2015, which have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board ("IASB"), and include, among other disclosures, the Group's most significant accounting policies, which were applied on a consistent basis as of March 31, 2018, except for the accounting changes described below in connection with the initial adoption of new IFRS, beginning on January 1, 2018.
These interim unaudited condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group's audited consolidated financial statements for the years ended December 31, 2016, 2015 and 2014. There have been no significant changes in the Corporate Finance Department of the Company or in any risk management policies since the year end.
These interim unaudited condensed consolidated financial statements were authorized for issuance on April 23, 2018, by the Group's Principal Financial Officer.

The preparation of interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

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In preparing these interim unaudited condensed consolidated financial statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2016.

In the first quarter of 2018, the Group adopted IFRS 15 Revenue from Contracts with Customers ("IFRS 15") and IFRS 9 Financial Instruments ("IFRS 9"), which are applicable for annual periods beginning on January 1, 2018. Although the Company's management does not expect a material impact for the adoption of these new standards in the Group's consolidated financial statements for the year to be ended December 31, 2018, the Company's evaluation of the impact could change if the Company enters into new revenue contracts with customers or new financial instruments agreements in the future, or interpretations of the guidance contained in these new standards further evolve.

IFRS 15

IFRS 15 provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. This standard contains principles that an entity applies to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity recognizes revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services.

In connection with the initial adoption of IFRS 15 in the first quarter of 2018, the Company's management (i) reviewed significant revenue streams and identified certain effects on the Group's revenue recognition in the Sky and Cable segments; (ii) used the retrospective cumulative method, which consists in recognizing any cumulative adjustment resulting from the new standard at the date of initial adoption in consolidated equity; and (iii) the comparative information for the years ended December 31, 2017 and 2016, will not be restated and will continue to be reported under the financial reporting standards in effect in those periods. Based on the Group's existing customer contracts and relationships, the implementation of the new standard did not have a material impact on the Group's consolidated financial statements upon adoption. The more significant effects to the Group's revenue recognition are described as follows:

Content
The Group recognizes customer deposits and advance agreements for advertising services in the consolidated statement of financial position when these agreements are executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual ("upfront basis") and from time to time ("scatter basis") prepayments. In connection with the initial adoption of IFRS 15, customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services to the customer. Under the guidelines of IFRS 15, a contract liability is a Group's obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. The Company's management has consistently recognized that an amount of consideration is due, for legal and finance purposes, when a short-term non-interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term. Accordingly, there was no effect in the recognition of a contract liability for deposits and advances agreements with customers in the Group's consolidated statement of financial position at the adoption date of IFRS 15.

Sky
Through December 31, 2017, commissions for obtaining contracts with customers in this segment were accounted for in the consolidated statement of income as they were incurred. Beginning on January 1, 2018, in accordance with the new standard, incremental costs of obtaining contracts with customers, primarily commissions, are recognized as assets in the Group´s consolidated statement of financial position and amortized in the expected life of contracts with customers.

Cable
Through December 31, 2017, commissions for obtaining contracts with customers in this segment were accounted for in the consolidated statement of income as they were incurred. Beginning on January 1, 2018, in accordance with the new standard, incremental costs of obtaining contracts with customers, primarily commissions, are recognized as assets in the Group's consolidated statement of financial position and amortized in the expected life of contracts with customers. In the telecommunications business of this segment, as required by the new standard, the Company's management reviewed the terms and conditions of the most significant contracts on an individual basis, and concluded that the effects of IFRS 15 were not significant at the adoption date.

The Company adopted IFRS 15 in the first quarter of 2018, by using the retrospective cumulative method, which consists in recognizing any cumulative adjustment resulting from the new standard at the date of initial adoption in consolidated equity. In connection with the adoption of IFRS 15, and based on the Group's existing customer contracts and relationships, the Company's management identified certain effects on the Group's revenue recognition in the Sky and Cable segments, primarily in connection with incremental costs of obtaining contracts, primarily commissions, which should be recognized as assets in the statement of financial position and amortized in the expected life of contracts with customers, in accordance with the new standard:

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The adjustments recognized by the Group as contract assets (current and non-current other assets) for incremental costs of obtaining contracts with customers, primarily commissions, and reflected in its consolidated financial statements as of January 1 and March 31, 2018, are summarized  as follows:

	Cable		Sky		Total
Contract Assets:
At January 1, 2018	Ps.	932,664	Ps.	2,452,540	Ps.	3,385,204
Additions		145,801		204,635		350,436
Amortization		115,134		274,538		389,672
Total Contract Assets at March 31, 2018		963,331		2,382,637		3,345,968
Less:
Current Contract Assets		233,166		490,508		723,674
Total Non-current Contract Assets	Ps.	730,165	Ps.	1,892,129	Ps.	2,622,294

The favorable cumulative adjustments recognized by the Group in consolidated retained earnings as of January 1, 2018, in connection with the initial recognition of the contract assets referred to above, are summarized as follows:

	Contract Assets (Debit) Credit		Income Taxes (Debit) Credit		Net (Debit) Credit

Controlling interest	Ps.	2,272,350	Ps.	(681,705)	Ps.	1,590,645
Non-controlling interests		1,112,855		(333,856)		778,999
Effect on Equity at January 1, 2018	Ps.	3,385,205	Ps.	(1,015,561)	Ps.	2,369,644

Finally, the Group's annual consolidated financial statements are expected to be impacted to some extent by the significant increase in disclosures required by the new standard.

IFRS 9

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at amortized cost and those measured at fair value, with changes in fair value either through income or loss, or through other comprehensive income or loss. The determination is made at initial recognition. The basis of classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the financial assets. For financial liabilities, this standard retains most of the IAS 39 Financial Instruments: Recognition and Measurement requirements. IFRS 9  considers under a new impairment approach that is no longer necessary for a credit event to have occurred before credit losses are recognized, instead, an entity always accounts for expected credit losses, and change in those expected losses to profit or loss; in respect to hedging activities, IFRS 9 aligns hedge accounting more closely with an entity's risk management through a principles-based approach, by means of which the current range from 0.8 to 1.25 to declare a maintaining hedge is eliminated an in its place, an effective hedging instrument will be declared only if it supports the entity's risk management strategy and maintain an effective hedge, and in lieu thereof, an instrument of effective hedge could be deemed this way if it is aligned with the entity's management risks strategy; IFRS 9 establishes that an entity making an irrevocable election to present in other comprehensive income changes in fair value of an investment in an equity instrument that is not held for trading, should not transfer to profit or loss any amounts presented in other comprehensive income, but may transfer the cumulative gain or loss within equity; and IFRS 9 requires application of the integral retrospective method at the day of transition of this standard, which consists in restating the comparative periods presented in the consolidated financial statements.

In connection with the initial adoption of IFRS 9 in the first quarter of 2018, and based on the Group's existing financial instruments, related contracts and hedge relationships as of December 31, 2017, the implementation of the new standard did not have a material impact on the Group's consolidated financial statements upon adoption.

The unfavorable cumulative adjustments recognized by the Group in consolidated retained earnings as of January 1, 2018, in connection with the recognition of impairment of trade notes and accounts receivable, in conformity with the guidelines provided by IFRS 9, are summarized as follows:

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	Allowance for doubtful accounts (Debit) Credit		Income Taxes (Debit) Credit		Net (Debit) Credit

Controlling interest	Ps.	(169,540)	Ps.	50,862	Ps.	(118,678)
Non-controlling interests		(1,959)		588		(1,371)
Effect on Equity at January 1, 2018	Ps.	(171,499)	Ps.	51,450	Ps.	(120,049)

In connection with the initial adoption of IFRS 9 which became effective on January 1, 2018, the Company have restated, for comparison purposes only, certain amounts previously reported for some financial assets in the consolidated statement of financial position as of December 31, 2017, and the consolidated statement of income for the three months ended March 31, 2017, in conformity with the guidelines provided by IFRS 9. Through December 31, 2017, the Company classified as current temporary investments some financial assets with changes in fair value through income or loss. Beginning on January 1, 2018, the Company designated these financial assets as non-current investments in financial instruments with changes in fair value through other comprehensive income, based on its current business model for managing financial assets and the contractual cash flow characteristics of these financial assets. Accordingly, in accordance with IFRS 9, this new designation requires retrospective application in comparative consolidated financial statements. The restatement made in connection with  this accounting change is summarized as follows:

	Previously Reported Amount		Restatement Adjustment		Restated Amount (1)
Consolidated Statement of Financial Position as of December 31, 2017
Temporary investments	Ps.	6,013,678	Ps.	(5,942,500)	Ps.	71,178
Total current assets		87,044,703		(5,942,500)		81,102,203
Investments in financial instruments		43,996,852		5,942,500		49,939,352
Total non-current assets		210,175,398		5,942,500		216,117,898
Retained earnings		74,983,656		(632,830)		74,350,826
Accumulated other comprehensive income, net		4,599,147		632,830		5,231,947

Consolidated Statement of Income for the three months ended March 31, 2017
Interest income	Ps.	480,616	Ps.	(220,561)	Ps.	260,055
Finance income		1,725,349		(220,561)		1,504,788
Finance expense, net		561,095		220,561		781,656
Income before income taxes		2,732,798		(220,561)		2,512,237
Income taxes		864,181		(66,168)		798,013
Net income		1,868,617		(154,393)		1,714,224
Net income attributable to stockholders of the Company		1,350,384		(154,393)		. 1,195,991

(1)
The Company restated, for comparison purposes only, certain previously reported figures as of December 31, 2017 and for the three months ended March 31, 2017, as if the accounting change had been applied beginning on January 1, 2017.

IFRS 16

IFRS 16 Leases ("IFRS 16") sets out the principles for the recognition, measurement, presentation and disclosure of leases. The major change introduced by IFRS 16 is that leases will be brought onto the companies' statements of financial position, increasing the visibility of their assets and liabilities. IFRS 16 removes the classification of leases as either operating leases or finance leases for the lessee, treating all long-term leases as finance leases. Short-term leases (less than 12 months) and leases of low-value assets are exempt from the requirements. The Company's management is currently evaluating the impact IFRS 16 will have on its consolidated financial statements and disclosures.
The Company will adopt IFRS 16 beginning in the first quarter of 2019 by using the retrospective cumulative method, which consists of recognizing any cumulative adjustment due to the new standard at the date of initial adoption in consolidated equity. The Company is currently evaluating the two options allowed by IFRS 16 in applying the retrospective cumulative method. While the Group is not yet in a position to assess the full impact of the application of the new standard, the Company's management expects that the impact of recording the lease liabilities and the corresponding right-to-use assets will increase its consolidated total assets and liabilities primarily in connection non-cancellable lease commitments for the use of real estate property and satellite transponders. IFRS 16 will also affect the presentation of the consolidated statement of income as the Group shall recognize a depreciation of rights of use for long-term lease agreements, and a finance expense for interest from related financial liabilities, instead of affecting costs and expenses for these lease agreements as they are recognized under the current standard. The Company's management has already started the analysis and assessment of the impact of the new standard in the Group's consolidated financial statements, including any changes to be made in the Group's accounting policies as a lessee, as well as the design of effective controls over financial reporting in the different Group's business segments, in connection with the new measurement and disclosures required for lessees by IFRS 16.

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3.	Acquisitions and Dispositions

In July 2015, the Company acquired additional shares of Imagina Media Audiovisual, S.L. (together with its subsidiaries, "Imagina"), a communications company in Spain, in the aggregate cash amount of €19.2 million (Ps.341,710) in connection with a reorganization of stockholders of this investee by which the Company increased its equity stake in Imagina from 14.5% to 19.9%. In February 2018, the Company announced an agreement to sell its 19.9% stake in Imagina. The closing of this transaction is subject to the fulfillment of certain conditions and regulatory approvals, which is expected to take place in the second half of 2018. Upon closing of the transaction, the Company expects to receive total proceeds in the amount of €284 million (Ps.6,394,487) (see Note 5).

In March 2017, the Group entered into a joint venture agreement with Periódico Digital Sendero, S.A.P.I. de C.V. ("PDS"), an internet company that operates an online news website in Mexico City, and acquired a 50% equity interest in this joint venture for an aggregate cash amount of Ps.120,000. In September 2017, the Group made an additional cash contribution in the amount of Ps.42,500 in connection with its 50% equity interest in this joint venture (see Note 5).

4.	Investments in Financial Instruments

At March 31, 2018 and December 31, 2017, the Group had the following investments in financial instruments:

	March 31, 2018		December 31, 2017 (1)
At fair value through other comprehensive income:
Warrants issued by UHI (2)	Ps.	32,871,500	Ps.	36,395,183
Open Ended Fund (3)		7,224,695		7,297,577
Other financial assets (4)		6,236,617		5,942,500
		46,332,812		49,635,260
Other financial instruments(5)		100,842		304,092
	Ps.	46,433,654	Ps.	49,939,352

(1)
The Company restated, for comparison purposes, certain amounts previously reported as of March 31, 2017, in connection with the initial recognition of IFRS 9, as if the accounting change had been applied beginning on January 1, 2017.

(2)
The Group's Warrants are exercisable for UHI's common stock, in whole or in part, at an exercise price of U.S.$0.01 per Warrant share. The Warrants do not entitle the holder to any voting rights as a stockholder of UHI. The Warrants shall expire and no longer be exercisable after the tenth anniversary of the date of issuance (the "Expiration Date"); provided, however, the Expiration Date shall automatically be extended for nine successive ten-year periods unless the Group provides written notice to UHI of its election not to so extend the Expiration Date. The Warrants do not bear interest. These Warrants are classified as financial assets with changes in fair value recognized in accumulated other comprehensive income or loss in consolidated equity (see Notes 5 and 9). In January 2017, in a Declaratory Ruling, the U.S. Federal Communications Commission ("FCC") approved an increase in the authorized aggregate foreign ownership of UHI's issued and outstanding shares of common stock from 25% to 49%, and authorized the Group to hold up to 40% of the voting interest and 49% of the equity interest of UHI.

(3)
The Group has an investment in an Open Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments and transactions in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value ("NAV") per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets and subtracting all of the fund liabilities and dividing the result by the total number of issued shares.

(4)
Other financial assets include equity instruments (publicly traded instruments). The fair value is based on quoted market prices. In connection with these equity instruments, the Group recognizes the changes in fair value in other comprehensive income or loss in consolidated equity.

(5)
Other financial instruments include corporate fixed income securities with long-term maturities in the amount of Ps.85,086. Maturities of these investments subsequent to March 31, 2018, are as follows: Ps.38,271 in 2019, Ps.4,914 in 2020 and Ps.41,901 thereafter.

A roll forward of financial assets at fair value through other comprehensive income for the three months ended March 31, 2018 and 2017, is presented as follows:

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	Warrants Issued by UHI (1)		Open Ended Fund (1)		Other Financial Assets		Total
At January 1, 2018	Ps.	36,395,183	Ps.	7,297,577	Ps.	5,942,500	Ps.	49,635,260
Change in fair value in other comprehensive income		(3,523,683)		(72,882)		294,117		(3,302,448)
At March 31, 2018	Ps.	32,871,500	Ps.	7,224,695	Ps.	6,236,617	Ps.	46,332,812

	Warrants Issued by UHI (1)		Open Ended Fund (1)		Other Financial Assets		Total
At January 1, 2017	Ps.	38,298,606	Ps.	6,456,392	Ps.	5,258,432	Ps.	50,013,430
Change in fair value in other comprehensive income		(3,759,838)		(214,035)		222,628		(3,751,245)
At March 31, 2017	Ps.	34,538,768	Ps.	6,242,357	Ps.	5,481,060	Ps.	46,262,185

(1)
The foreign exchange loss for the three months ended March 31, 2018 and 2017 derived from the hedged Warrants issued by UHI and the initial investment in Open Ended Fund was hedged by foreign exchange gain in the consolidated statement of income for the three months ended March 31, 2018 and 2017 in the amount of Ps.2,644,525 and Ps.257,724, and Ps.3,536,695 and Ps.343,008 respectively. (see Notes 8 and 14).

The maximum exposure to credit risk of the investments in financial instruments as of March 31, 2018 and December 31, 2017, is the carrying value of the financial assets mentioned above.

5.	Investments in Associates and Joint Ventures

At March 31, 2018 and December 31, 2017, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership as of March 31, 2018	March 31, 2018		December 31, 2017
Associates:
UHI (1)	10.0%	Ps.	7,629,184	Ps.	8,144,843
Imagina (2)	19.9%		3,621,894		3,845,823
Ocesa Entretenimiento, S.A. de C.V. and subsidiaries (collectively, "OCEN") (3)	40.0%		1,141,492		1,059,391
Other	-		99,484		101,058
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. ("GTAC") (4)	33.3%		657,281		720,806
PDS(5)	50.0%		177,421		180,159
The Second Screen Company Latam, S.L. ("The Second Screen")	50.0%		52,246		58,672
		Ps.	13,379,002	Ps.	14,110,752

(1)
The Group accounts for its investment in common stock of UHI, the parent company of Univision, under the equity method due to the Group's ability to exercise significant influence, as defined under IFRS, over UHI's operations. The Group has the ability to exercise significant influence over the operating and financial policies of UHI because the Group (i) as of March 31, 2018 and December 31, 2017, owned 1,110,382 Class "C" shares of common stock of UHI, representing approximately 10% of the outstanding total shares of UHI as of each of those dates; (ii) as of March 31, 2018 and December 31, 2017 , held Warrants exercisable for common stock of UHI equivalent to approximately 26% equity stake of UHI on a fully-diluted, as-converted basis, subject to certain conditions, laws and regulations; (iii) as of March 31, 2018 and December 31, 2017 , had three officers and one director of the Company designated as members of the Board of Directors of UHI, which was composed of 18 directors, of 22 available board seats; and (iv) was party to a program license agreement ("PLA"), as amended, with Univision, an indirect wholly-owned subsidiary of UHI, pursuant to which Univision has the right to broadcast certain Televisa content in the United States ("Program License Agreement"), and to another program license agreement pursuant to which the Group has the right to broadcast certain Univision's content in Mexico ("Mexican License Agreement"), in each case through the later of 2025 (2030 upon consummation of a qualified public equity offering of UHI) or 7.5 years after the Group has sold two-thirds of its initial investment in UHI made in December 2010 (see Notes 4, 9, 12 and 14).

(2)
The Group holds two of 10 seats on the Board of Directors of Imagina and accounts for this investment under the equity method due to its ability to exercise significant influence over the operating and financial policies of Imagina (see Note 3).

(3)
OCEN is a majority-owned subsidiary of Corporación Interamericana de Entretenimiento, S.A.B. de C.V., and is engaged in the live entertainment business in Mexico. In 2017, the stockholders of OCEN approved the payment of a dividend in the amount of Ps.340,000, in Mexico of which Ps.136,000, was paid to the Group. As of March 31, 2018 and December 31, 2017, the investment in OCEN included a goodwill of Ps. 359,613.

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(4)
GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., and a subsidiary of Megacable, S.A. de C.V., have an equal equity participation of 33.3%. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217, with an annual interest rate of the Mexican Interbank Interest Rate ("Tasa de Interés Interbancaria de Equilibrio" or "TIIE") plus 200 basis points. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. As of March 31, 2018 and December 31, 2017, GTAC had used a principal amount of Ps.688,183, under this credit facility. During the three months ended March 31, 2018, GTAC did not pay any amount of principal nor interest to the Group in connection with this credit facility. During the year ended December 31, 2017, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.203,945. Also, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.585,203, with an annual interest of TIIE plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these supplementary loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2023 and 2027. During the three months ended March 31, 2018, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.75,177. During the year ended December 31, 2017, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.47,885. The net investment in GTAC as of March 31, 2018 and December 31, 2017, included amounts receivable in connection with this long-term credit facility and supplementary loans to GTAC in the aggregate amount of Ps.874,290 and Ps.929,516, respectively (see Note 9).

(5)
The Group accounts for its investment in PDS under the equity method, due to its 50% interest in this joint venture. In September 2017, PDS acquired substantially all of the equity interest in Now New Media, S.A.P.I. de C.V an online news website in Mexico City, in the aggregate amount of Ps.81,749. As of December 31, 2017, the Group's investment in PDS included intangible assets and goodwill in the aggregate amount of Ps.113,837(see Note 3).

6.	Property, Plant and Equipment, Net

Property, plant and equipment as of March 31, 2018 and December 31, 2017, consisted of:

	March 31, 2018		December 31, 2017
Buildings	Ps.	9,250,015	Ps.	9,287,456
Building improvements		278,883		279,336
Technical equipment		119,634,944		117,466,054
Satellite transponders		10,301,713		10,301,713
Furniture and fixtures		1,142,700		1,121,639
Transportation equipment		2,836,612		2,830,108
Computer equipment		7,805,485		7,665,913
Leasehold improvements		2,771,765		2,747,307
		154,022,117		151,699,526
Accumulated depreciation		(87,861,647)		(84,331,119)
		66,160,470		67,368,407
Land		4,863,781		4,866,337
Construction and projects in progress		13,152,693		13,485,066
	Ps.	84,176,944	Ps.	85,719,810

Depreciation charged to income for the three months ended March 31, 2018 and 2017, was Ps.4,119,066 and Ps.3,900,166, respectively. Additional depreciation charged to income for the three months ended March 31, 2017 was classified as other expense, net, in the amount of Ps.8,596 (see Note 17).

During the three months ended March 31, 2018 and 2017, the Group invested Ps.2,971,881 and Ps.4,427,530, respectively, in property, plant and equipment as capital expenditures that correspond mainly to the Cable and Sky segments.

7.	Intangible Assets, Net

The balances of intangible assets as of March 31, 2018 and December 31, 2017, were as follows:

					March 31, 2018					December 31, 2017
	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount		Gross Carrying Amount		Accumulated Amortization	Net Carrying Amount
Intangible assets with indefinite useful lives:
Goodwill					Ps.	14,112,626				Ps.	14,112,626
Trademarks						615,104					615,147
Concessions						15,166,067					15,166,067
Intangible assets with finite useful lives:
Trademarks	Ps.	1,891,306	Ps.	(1,208,758)		682,548	Ps.	1,891,306	$(1,096,959)		794,347
Concessions		553,505		(138,376)		415,129		553,505	(110,701)		442,804
Licenses and software		7,677,185		(4,965,574)		2,711,611		7,470,669	(4,672,961)		2,797,708
Subscriber lists		5,874,040		(5,300,647)		573,393		6,203,875	(5,404,722)		799,153
Other intangible assets		4,091,550		(2,885,783)		1,205,767		3,940,692	(2,782,110)		1,158,582
	Ps.	20,087,586	Ps.	(14,499,138)	Ps.	35,482,245	Ps.	20,060,047	$(14,067,453)	Ps.	35,886,434

Amortization charged to income for the three months ended March 31, 2018 and 2017, was Ps. 681,735 and Ps.643,667, respectively. Additional amortization charged to income for the three months ended March 31, 2018 and 2017, was Ps.93,009 and Ps.120,033, respectively, primarily in connection with amortization of soccer player rights. Additional amortization charged to income for the three months ended March 31, 2017, was classified as other expense, net, in the amount of Ps. 2,126 (see Note 17).

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In the third quarter of 2015, the Company's management evaluated trademarks in its Cable segment to determine whether events and circumstances continue to support an indefinite useful life for these intangible assets. As a result of such evaluation, the Company identified certain businesses and locations that began migrating from a current trademark to an internally developed trademark between 2015 and 2016, in connection with enhanced service packages offered to current and new subscribers, and estimated that this migration process will take approximately four years. Accordingly, beginning in the third quarter of 2015, the Group changed the useful life assessment from indefinite to finite for acquired trademarks in certain businesses and locations in its Cable segment, and began to amortize on a straight line basis the related carrying value of these trademarks when the migration to the new trademark started using an estimated useful life of four years. The Group has not capitalized any amounts associated with internally developed trademarks.

During the fourth quarter of 2017, the Company's management reviewed the useful life of certain Group's television concessions accounted for as intangible assets in conjunction with an expected payment to be made for renewal in 2021, which amount will be determined by the Mexican Institute of Telecommunications (Instituto Federal de Telecomunicaciones or "IFT") before the renewal date. Based on such review, the Group classified these concessions as intangible assets with a finite useful life and began to amortize the related net carrying amount of $553,505 in a period ending in 2021.
As of March 31, 2018 and 2017, there was no evidence of significant impairment indicators in connection with the Group's intangible assets in the Content, Sky and Cable segments.

8.	Debt, Finance Lease Obligations and Other Notes Payable

As of March 31, 2018 and 2017, debt, finance lease obligations and other notes payable outstanding were as follows:

					March 31, 2018		December 31, 2017
	Principal		Finance Costs		Total		Total
U.S. dollar debt:
6.625% Senior Notes due 2025 (1)	Ps.	10,963,980	Ps.	(268,166)	Ps.	10,695,814	Ps.	11,545,317
4.625% Senior Notes due 2026 (1)		5,481,990		(38,085)		5,443,905		5,872,203
8.5% Senior Notes due 2032 (1)		5,481,990		(24,727)		5,457,263		5,886,361
6.625% Senior Notes due 2040 (1)		10,963,980		(138,000)		10,825,980		11,683,468
5% Senior Notes due 2045 (1)		18,273,300		(459,479)		17,813,821		19,241,393
6.125% Senior Notes due 2046 (1)		16,445,970		(132,450)		16,313,520		17,600,943
Total U.S. dollar debt		67,611,210		(1,060,907)		66,550,303		71,829,685
Mexican peso debt:
7.38% Notes due 2020 (2)		10,000,000		(18,221)		9,981,779		9,980,016
TIIE + 0.35% Notes due 2021 (2)		6,000,000		(6,379)		5,993,621		5,993,104
TIIE + 0.35% Notes due 2022 (2)		5,000,000		(7,181)		4,992,819		4,992,388
8.79% Notes due 2027 (2)		4,500,000		(13,897)		4,486,103		4,476,801
8.49% Senior Notes due 2037 (1)		6,500,000		(59,604)		6,440,396		4,485,922
7.25% Senior Notes due 2043 (1)		4,500,000		(22,609)		4,477,391		6,439,803
Bank loans (3)		6,000,000		(33,861)		5,966,139		5,964,354
Bank loans (Sky) (4)		5,500,000		-		5,500,000		5,500,000
Bank loans (TVI) (5)		2,565,155		(3,566)		2,561,589		2,638,078
Total Mexican peso debt		50,565,155		(165,318)		50,399,837		50,470,466
Total debt (6)		118,176,365		(1,226,225)		116,950,140		122,300,151
Less: Current portion of long-term debt		307,489		(448)		307,041		307,023
Long-term debt, net of current portion	Ps.	117,868,876	Ps.	(1,225,777)	Ps.	116,643,099	Ps.	121,993,128
Finance lease obligations:
Satellite transponder lease obligation (7)	Ps.	4,497,862	Ps.	-	Ps.	4,497,862	Ps.	4,938,049
Other (8)		679,172		-		679,172		684,725
Total finance lease obligations		5,177,034		-		5,177,034		5,622,774
Less: Current portion		566,552		-		566,552		580,884
Finance lease obligations, net of current portion	Ps.	4,610,482	Ps.	-	Ps.	4,610,482	Ps.	5,041,890

Other notes payable:
Total other notes payable (9)	Ps.	2,523,438	Ps.	-	Ps.	2,523,438	Ps.	3,684,060
Less: Current portion		1,261,719		-		1,261,719		1,178,435
Other notes payable, net of current portion	Ps.	1,261,719	Ps.	-	Ps.	1,261,719	Ps.	2,505,625

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(1)
The Senior Notes due between 2025 and 2046, in the aggregate outstanding principal amount of U.S.$3,700 million and Ps.11,000,000, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company's subsidiaries. Interest on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045 and 2046, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26% and 6.44% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole but not in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043 and 2046, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045 and 2046 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, and 99.677%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227% and 6.147%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group's Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045 and 2046 are registered with the U.S. Securities and Exchange Commission ("SEC"). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission ("Comisión Nacional Bancaria y de Valores"). In December 2017, the Company prepaid the principal outstanding amount of U.S.$500 million Senior Notes due 2018 at an aggregate redemption price of Ps.9,841,716 (U.S.$511.7 million), which included related fees and accrued and unpaid interest at the redemption date.

(2)
In 2010, 2014, 2015 and October 2017, the Company issued Notes ("Certificados Bursátiles") due 2020, 2021, 2022 and 2027, respectively, through the Mexican Stock Exchange ("Bolsa Mexicana de Valores") in the aggregate principal amount of Ps.10,000,000, Ps.6,000,000, Ps.5,000,000 and Ps.4,500,000, respectively. Interest on the Notes due 2020 is 7.38% per annum and is payable semi-annually. Interest on the Notes due 2021 and 2022 is the Equilibrium Interbank Interest Rate ("Tasa de Interés Interbancaria de Equilibrio" or "TIIE") plus 35 basis points per annum and is payable every 28 days. Interest on the Notes due 2027 is 8.79% per annum and is payable semi-annually. The Company may, at its own option, redeem the Notes due 2020 and 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The Company may, at its own option, redeem the Notes due 2021 and 2022, in whole or in part, at any date at a redemption price equal to the greater of the principal amount of the outstanding Notes and an average price calculated from prices to be provided at the redemption date by two Mexican financial pricing companies. The agreement of these Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company's Board of Directors, and engaged in the Group's Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

(3)
In November and December 2017, the Company entered into long-term credit agreements with three Mexican banks, in the aggregate principal amount of Ps.6,000,000, and an annual interest rate payable on a monthly basis of 28-day TIIE plus a range between 125 and 130 basis points, and principal maturities between 2022 and 2023. The proceeds of these loans were used primarily for the prepayment in full of the Senior Notes due 2018. Under the terms of these loan agreements, the Company is required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions. The Company prepaid the remaining of certain credit agreement with Mexican Bank with original maturity in 2018 principal amount of this credit agreement in fourth quarter of 2017, in the aggregate amount of Ps.629,311, which included accrued and unpaid interest.

(4)
In March 2016, Sky (i) entered into long-term debt agreements with two Mexican banks in the aggregate principal amount of Ps.5,500,000, with maturities in 2021 and 2023, and interest payable on a monthly basis and an annual rate in the range of 7.0% and 7.13%; and (ii) prepaid to the Company an outstanding amount in connection with a long-term loan in the principal amount of Ps.3,500,000.

(5)
As of March 31, 2018 and December 31, 2017, included outstanding balances in the aggregate principal amount of Ps.2,565,155 and Ps.2,642,027, respectively, in connection with certain credit agreements entered into by TVI with Mexican banks, with maturities between 2018 and 2022, bearing interest at an annual rate of TIIE plus a range between 100 and 125 basis points, which is payable on a monthly basis. Under the terms of these credit agreements, TVI is required to comply with certain restrictive covenants and financial coverage ratios.

(6)
Total debt is presented net of unamortized finance costs as of March 31, 2018 and December 31, 2017, in the aggregate amount of Ps.1,226,225 and Ps. 1,250,746, respectively, and does not include related interest payable in the aggregate amount of Ps.1,669,541 and Ps. 1,796,847, respectively.

(7)
Starting from the fourth quarter of 2012, Sky is obligated to pay a monthly fee of U.S.$3.0 million under a capital lease agreement entered into with Intelsat Global Sales & Marketing Ltd. ("Intelsat") in March 2010 for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of (a) the end of 15 years or (b) the date IS-21 is taken out of service (see Note 6).

(8)
Includes minimum lease payments of property and equipment under leases that qualify as finance leases. In March 31, 2018 and December 31, 2017, includes Ps.579,742 and Ps. 571,420, respectively, in connection with a lease agreement entered into by a subsidiary of the Company and GTAC, for the right to use certain capacity of a telecommunications network through 2029. This lease agreement provides for annual payments through 2020 and 2024. Other finance leases have terms, which expire at various dates between 2018 and 2020.

(9)
Notes payable issued by the Company in connection with the acquisition of a non-controlling interest in TVI. As of March 31, 2018 and December 31, 2017, cash payments to be made between 2018 and 2020 related to these notes payable amounted to an aggregate of Ps.2,624,375 and Ps.3,808,395, respectively, including interest of Ps.249,375 and Ps. 316,395, respectively. Accumulated accrued interest for this transaction amounted to Ps.148,438 and Ps.192,060 as of March 31, 2018 and December 31, 2017, respectively. This was regarded as a Level 2 debt, which was fair valued using a discount cash flow approach, which discounts the contractual cash flows using discount rates derived from observable market price of other quotes debt instruments. In March 2017, the Group prepaid a portion of the outstanding other notes payable with original maturities in August 2017 and 2018, for an aggregate amount of Ps.1,292,438, which included accrued interest at the payment date.

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As of March 31, 2018, the Group has complied with the covenants contained in the debt agreements.

   As of March 31, 2018 and December 31, 2017, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group's investments in UHI and the initial investment in Open Ended Fund (hedged items) were as follows:

	March 31, 2018				December 31, 2017
Hedged items	Millions of U.S. dollars		Thousands of Mexican pesos		Millions of U.S. dollars		Thousands of Mexican pesos
Investment in shares of UHI (net investment hedge)	U.S.$	417.5	Ps.	7,629,184	U.S.$	413.3	Ps.	8,144,843
Warrants issued by UHI (foreign currency fair value hedge)		1,798.9		32,871,500		1,847.0		36,395,183
Initial investment in Open Ended Fund (foreign currency fair value hedge)		180.0		3,289,194		180.0		3,546,918
Total	U.S.$	2,396.4	Ps.	43,789,878	U.S.$	2,440.3	Ps.	48,086,944

The foreign exchange gain derived from the Company's long-term debt designated as a hedge that was recognized in other comprehensive income or loss and offset by the foreign currency translation loss derived from the hedged net investment in shares of UHI amounted to Ps.593,625 and Ps.692,268 for the three months ended March 31, 2018 and 2017, respectively. The foreign exchange loss derived from the hedged Warrants issued by UHI and the initial investment in Open Ended Fund that was recognized in the consolidated statement of income and offset by the foreign exchange gain derived from the Company's long-term debt designated as an effective hedge amounted to Ps.2,644,525 and Ps.257,724, respectively, for the three months ended March 31, 2018, and Ps.3,536,695 and Ps.343,008, respectively, for the three months ended March 31, 2017 (see Notes 4 and 14).

The table below analyzes the Group's debt, finance lease obligations and other notes payable into relevant maturity groupings based on the remaining period at the statement of financial position date to the contracted maturity date:

	Less than 12 months April 1, 2018 to March 31, 2019		12-36 months April 1, 2019 to March 31, 2021		36-60 months January 1, 2021 to March 31, 2023		Maturities Subsequent to March 31, 2023		Total
Debt (1)	Ps.	307,489	Ps.	11,465,395	Ps.	20,792,271	Ps.	85,611,210	Ps.	118,176,365
Finance lease obligations		566,552		1,108,032		951,239		2,551,211		5,177,034
Other notes payable		1,261,719		1,261,719		-		-		2,523,438
Total debt, finance lease obligations and other notes payable	Ps.	2,135,760	Ps.	13,835,146	Ps.	21,743,510	Ps.	88,162,421	Ps.	125,876,837

(1)	The amounts of debt are disclosed on a principal amount basis.

9.	Financial Instruments

The Group's financial instruments presented in the condensed consolidated statements of financial position included cash and cash equivalents, temporary investments, accounts and notes receivable, long-terms loan receivable from GTAC, Warrants that are exercisable for UHI's common stock, debt securities classified as financial assets at amortized cost, investments in securities in the form of an open-ended fund classified as financial assets at fair value through other comprehensive income, accounts payable, debt, finance lease obligations, other notes payable, and derivative financial instruments. For cash and cash equivalents, temporary investments, accounts receivable, accounts payable, and short-term notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group's long-term debt securities are based on quoted market prices.

The fair value of long-term loans that the Group borrowed from leading Mexican banks (see Note 8) has been estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of financial assets at fair value through other comprehensive income, and currency option and interest rate swap agreements were determined by using valuation techniques that maximize the use of observable market data.

The carrying and estimated fair values of the Group's non-derivative financial instruments as of March 31, 2018 and December 31, 2017, were as follows:

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	March 31, 2018				December 31, 2017
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:
Cash and cash equivalents	Ps.	37,705,453	Ps.	37,705,453	Ps.	38,734,949	Ps.	38,734,949
Temporary investments		59,413		59,413		71,178		71,178
Trade notes and accounts receivable, net		22,336,047		22,336,047		24,727,073		24,727,073
Warrants issued by UHI (see Note 4)		32,871,500		32,871,500		36,395,183		36,395,183
Long-term loans and interest receivable from GTAC (see Note 5)		874,290		881,015		929,516		937,137
Other financial instruments (see Note 4)		100,842		100,842		287,605		284,443
Open Ended Fund (see Note 4)		7,224,695		7,224,695		7,297,577		7,297,577
Other Financial assets (see Note 4)		6,236,617		6,236,617		5,942,500		5,942,500

Liabilities:
Senior Notes due 2025, 2032 and 2040	Ps.	27,409,950	Ps.	32,242,324	Ps.	29,557,650	Ps.	36,635,229
Senior Notes due 2045		18,273,300		17,173,065		19,705,100		20,068,856
Senior Notes due 2037 and 2043		11,000,000		8,894,980		11,000,000		9,171,610
Senior Notes due 2026 and 2046		21,927,960		23,616,797		23,646,120		27,294,835
Notes due 2020		10,000,000		9,793,000		10,000,000		9,702,300
Notes due 2021		6,000,000		5,933,040		6,000,000		6,090,900
Notes due 2022		5,000,000		4,784,650		5,000,000		5,063,300
Notes due 2027		4,500,000		4,376,520		4,500,000		4,442,940
Long-term notes payable to Mexican banks		14,065,155		13,912,941		14,142,027		13,917,175
Finance lease obligations		5,177,034		5,124,372		5,622,774		5,360,933
Other notes payable		2,523,438		2,253,538		3,684,060		3,319,414

The carrying values (based on estimated fair values), notional amounts, and maturity dates of the Group's derivative financial instruments as of March 31, 2018 and December 31, 2017, were as follows:

March 31, 2018: Derivative Financial Instruments	Carrying Value		Notional Amount (U.S. Dollars in Thousands)		Maturity Date

Assets:
Derivatives not recorded as accounting hedges:
TVI's options	Ps.	21,901	U.S.$	96,250	December 2018
Empresas Cablevision options		21,073	U.S.$	115,000	December 2018
Options		158,705	U.S.$	779,250	December 2018
Derivatives recorded as accounting hedges (cash flow hedges):
TVI's interest rate swap		47,729	Ps.	1,271,833	April 2019 through May 2022
TVI's interest rate swap		6,588	Ps.	1,318,946	April 2022
Interest rate swap		250,644	Ps.	6,000,000	April 2021
Interest rate swap		148,136	Ps.	5,000,000	May 2022
Interest rate swap		4,579	Ps.	2,000,000	October 2022
Interest rate swap		2,210	Ps.	1,500,000	October 2022
Total assets	Ps.	661,565

Liabilities:
Derivatives not recorded as accounting hedges:
Forward	Ps.	2,818	U.S.$	172,800	April 2018 through December 2018
Derivatives recorded as accounting hedges:
Interest rate swap		35,978	Ps.	2,500,000	February 2023
Forward		152,155	U.S.$	249,000	May 2018 through May 2019
Total liabilities	Ps.	190,951

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December 31, 2017: Derivative Financial Instruments	Carrying Value		Notional Amount (U.S. Dollars in Thousands)		Maturity Date

Assets:
Derivatives not recorded as accounting hedges:
TVI's options	Ps.	100,700	U.S.$	96,250	December 2018
Empresas Cablevision options		110,137	U.S.$	115,000	December 2018
Options		795,010	U.S.$	779,250	December 2018
Forward		397,037	U.S.$	230,400	January 2018 through December 2018
Derivatives recorded as accounting hedges (cash flow hedges):
TVI's interest rate swap		61,997	Ps.	1,296,783	April 2019 through May 2022
TVI's interest rate swap		22,112	Ps.	1,370,868	April 2022
Interest rate swap		344,958	Ps.	6,000,000	April 2021
Interest rate swap		241,561	Ps.	5,000,000	May 2022
Interest rate swap		43,222	Ps.	2,000,000	October 2022
Interest rate swap		31,906	Ps.	1,500,000	October 2022
Interest rate swap		3,077	Ps.	1,000,000	February 2023
Forward		112,157	U.S.$	224,000	January 2018 through November 2018
Total assets	Ps.	2,263,874

 UHI Warrants

In July 2015, the Group exchanged its investment in U.S.$1,125 million principal amount of Convertible Debentures due 2025 issued by UHI for Warrants that are exercisable for UHI's common stock.

The Group determined the fair value of its investment in Warrants using the Black-Scholes pricing model ("BSPM"). The BSPM involves the use of significant estimates and assumptions. These estimates and assumptions include the UHI stock's spot price at valuation date and the stock's expected volatility. UHI stock's price at valuation date was obtained by using a discounted projected cash flow model. UHI stock's volatility was obtained from publicly available information of comparable companies' stock through determining an average of such companies' annual volatility. Since the described methodology was an internal model with significant unobservable inputs, the UHI Warrants are classified as Level 3.

Unobservable inputs used as of March 31, 2018 and December 31, 2017, included UHI stock's spot price of U.S.$392 and U.S.$402 per share, respectively, and UHI stock's expected volatility of 35% and 32%, respectively.

Significant judgment was applied in assessing the qualitative factors mentioned in IAS 39 Financial Instruments: Recognition and Measurement, to determine that the changes in cash flows, the different risk and rewards and contractual terms between the exchanged Convertible Debentures due 2025 issued by UHI and the received Warrants issued by UHI resulted in the derecognition of the Convertible Debentures.

The Company's management applied significant judgment to determine the classification of the Warrants issued by UHI. These Warrants did not comply with the definition of a derivative financial instrument because the initial investment that the Group paid to acquire the original instrument (Convertible Debentures) was significant and a derivative requires no initial investment or one that is smaller than would be required for a contract with similar response to changes in market factors; therefore, the Group classified the Warrants issued by UHI as financial assets with changes in fair value recognized in other comprehensive income or loss in consolidated equity. Significant judgment was applied by the Company's management in assessing that the characteristics of the Warrants are closer to an equity instrument in accordance with IAS 32 Financial Instruments: Presentation (see Note 4).

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10.	Capital Stock and Long-term Retention Plan

At March 31, 2018, shares of capital stock and CPOs consisted of (in millions):

	Authorized and Issued (1)	Repurchased by the Company (2)	Held by a Company´s Trust (3)	Outstanding
Series "A" Shares	123,273.9	(381.7)	(6,828.8)	116,063.4
Series "B" Shares	58,982.9	(335.9)	(5,348.5)	53,298.5
Series "D" Shares	90,086.5	(534.3)	(4,759.2)	84,793.0
Series "L" Shares	90,086.5	(534.3)	(4,759.2)	84,793.0
Total	362,429.8	(1,786.2)	(21,695.7)	338,947.9
Shares in the form of CPOs	301,145.5	(1,786.2)	(15,909.3)	283,450.0
Shares not in the form of CPOs	61,284.3	-	(5,786.4)	55,497.9
Total	362,429.8	(1,786.2)	(21,695.7)	338,947.9
CPOs	2,573.9	(15.3)	(136.0)	2,422.6

(1)	As of March 31, 2018, the authorized and issued capital stock amounted to Ps.4,978,126 (nominal Ps.2,494,410).
(2)
During the three months ended March 31, 2018, the Company repurchased 1,152.6 million shares, in the form of 9.9 million CPOs, in the amount of Ps.562,036, in connection with a share repurchase program that was approved by the Company's stockholders.

(3)	In connection with the Company's Long-Term Retention Plan.

A reconciliation of the number of shares and CPOs outstanding for three months ended March 31, 2018 and 2017, is presented as follows (in millions):

	Series "A" Shares	Series "B" Shares	Series "D" Shares	Series "L" Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2018	116,787.7	53,935.8	85,806.8	85,806.8	342,337.1	2,451.6
Acquired (1)	(246.3)	(216.7)	(344.8)	(344.8)	(1,152.6)	(9.9)
Acquired (2)	(478.0)	(420.6)	(669.0)	(669.0)	(2,236.6)	(19.1)
As of March 31, 2018	116,063.4	53,298.5	84,793.0	84,793.0	338,947.9	2,422.6

	Series "A" Shares	Series "B" Shares	Series "D" Shares	Series "L" Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2017	116,283.3	53,800.8	85,592.1	85,592.1	341,268.3	2,445.5
Acquired (2)	(63.7)	(55.9)	(89.0)	(89.0)	(297.6)	(2.6)
As of March 31, 2017	116,219.6	53,744.9	85,503.1	85,503.1	340,970.7	2,442.9

(1)	In connection with a share repurchase program.
(2)	By a Company's trust in connection with the Company's Long-Term Retention Plan.

Long-term Retention Plan

During the three months ended March 31, 2018, the trust for the Long-term Retention Plan acquired 2,236.6 million shares of the Company in the form of 19.1 million CPOs, in the amount of Ps.1,338,149. In November and December 2017, the Company made a funding for acquisition of shares in the aggregate amount of Ps.2,500,000 to the trust held for the Company's Long-Term Retention Plan.

The Group accrued in equity attributable to stockholders of the Company a share-based compensation expense of Ps.370,418 and Ps.357,081 for the three months ended March 31, 2018 and 2017, respectively, which amount was reflected in consolidated operating income as administrative expense.

11.	Retained Earnings

As of March 31, 2018 and December 31, 2017, the Company's legal reserve amounted to Ps. 2,139,007, and was classified into retained earnings in equity attributable to stockholders of the Company.

In April 2017, the Company's stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series "A", "B", "D" and "L" Shares, not in the form of a CPO, which was paid in cash in May 2017, in the aggregate amount of Ps.1,084,192.

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12.	Transactions with Related Parties

The balances of receivables and payables between the Group and related parties as of March 31, 2018 and December 31, 2017, were as follows:

	March 31, 2018		December 31, 2017
Current receivables:
UHI, including Univision (1)	Ps.	560,034	Ps.	657,601
Operadora de Centros de Espectáculos, S.A. de C.V.		19,438		41,080
Televisa CJ Grand, S.A. de C.V. (Televisa CJ Grand)		51,007		77,991
Editorial Clío, Libros y Videos, S.A. de C.V.		6,661		23,045
Other		58,609		60,503
	Ps.	695,749	Ps.	860,220

Current payable:
UHI, including Univision (1)	Ps.	980,156	Ps.	964,959
DirecTV Group, Inc.		78,923		6,713
Other		57,896		19,797
	Ps.	1,116,975	Ps.	991,469

(1)
As of March 31, 2018 and December 31, 2017, the Group recognized a provision in the amount of Ps.894,844 and Ps.964,959, respectively, associated with a consulting arrangement entered into by the Group, UHI and an entity controlled by the chairman of the Board of Directors of UHI, by which upon consummation of a qualified initial public offering of the shares of UHI or an alternative exit plan for the main current investors in UHI, the Group would pay the entity a portion of a defined appreciation in excess of certain preferred returns and performance thresholds of UHI. As of March 31, 2018 and December 31, 2017, receivables from UHI related primarily to the PLA amounted to Ps.560,034 and Ps.657,601, respectively.

In the three months ended March 31, 2018 and 2017, royalty revenue from Univision amounted to Ps.1,774,388 and Ps.1,438,087, respectively.

13.	Other Expense, Net

Other expense (income) for the three months ended March 31, 2018 and 2017, is analyzed as follows:

	March 31, 2018		March 31, 2017
Gain on dispositions of investments (1)	Ps.	(85,000)	Ps.	(26)
Donations		10,467		41,266
Legal and financial advisory professional services (2)		41,441		8,505
Loss on disposition of property and equipment		77,116		192,945
Deferred compensation		59,108		83,150
Dismissal severance expense (3)		114,011		180,016
Other, net (4)		(63,057)		(95,113)
	Ps.	154,086	Ps.	410,743

(1)	In 2018 included a gain on disposition of a 50% equity in Televisa CJ Grand, a joint venture for a home shopping channel in Mexico.
(2)	Includes primarily legal, financial advisory and professional services in connection with certain litigation and other matters.
(3)	Includes severance expense in connection with dismissals of personnel, as part of a cost reduction plan.
(4)
Certain 2017 figures previously reported as part of operating results of the Group´s Other Business segment in the net amount of Ps.17,051 and related to a Publishing business in Argentina and an online lottery business in Mexico, were reclassified for comparison purposes to other expense, net, as the businesses were disposed or suspended in the fourth quarter of 2017 (see Note 17).

14.	Finance Expense, Net

Finance (expense) income for the three months ended March 31, 2018 and 2017, included:

	March 31, 2018		March 31, 2017(1)
Interest expense	Ps.	(2,289,250)	Ps.	(2,262,927)
Other finance expense, net (3)		(1,209,269)		(23,517)
Finance expense		(3,498,519)		(2,286,444)
Interest income (4)		304,073		260,055
Foreign exchange gain, net (2)		993,777		1,244,733
Finance income		1,297,850		1,504,788
Finance expense, net	Ps.	(2,200,669)	Ps.	(781,656)

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(1)
The Company restated, for comparison purposes, certain amounts previously reported as of March 31, 2017, in connection with the initial recognition of IFRS 9, as if the accounting change had been applied beginning on January 1, 2017 (see Note 2).

(2)
Foreign exchange gain, net, included (i) foreign exchange gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group's U.S. dollar-denominated monetary liability position, excluding long-term debt designated as hedging instrument of the Group's investments in UHI and Open Ended Fund, during the three months ended March 31, 2018 and 2017; and (ii) foreign exchange gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group's U.S. dollar-denominated  monetary asset position during the three months ended March 31, 2018 and 2017 (see Note 8). The exchange rate of the Mexican peso against the U.S. was of  Ps. 18.2733,  Ps.19.7051, Ps.18.7300 and Ps.20.6356 as of March 31 2018, December 31 2017, March 31, 2017 and December 31, 2016, respectively.

(3)	In 2018 and 2017, other finance income or expense, net, included gain or loss from derivative financial instruments.
(4)	In 2018 and 2017, this line item included primarily gains from cash equivalents and instruments held for trading.

15.	Income Taxes

Income taxes in the interim periods are accrued using the income tax rate that would be applicable to expected total annual earnings. As of March 31, 2018 and 2017, the estimated effective income tax rate for the years ended December 31, 2018 and 2017 was 35% and 32%, respectively.

16.	Earnings per CPO/Share

At March 31, 2018 and 2017 the weighted average of outstanding total shares, CPOs and Series "A", Series "B", Series "D" and Series "L" Shares (not in the form of CPO units), was as follows (in thousands):

	March 31, 2018	March 31, 2017
Total Shares	340,978,708	341,185,696
CPOs	2,440,007	2,444,776
Shares not in the form of CPO units:
Series "A" Shares	55,497,232	55,146,232
Series "B" Shares	187	187
Series "D" Shares	239	239
Series "L" Shares	239	239

Basic earnings per CPO and per each Series "A", Series "B", Series "D" and Series "L" Share (not in the form of a CPO unit) for the three months ended March 31, 2018 and 2017, are presented as follows:

	2018				2017
	Per CPO		Per Each Series "A", "B", "D" and "L" Shares		Per CPO		Per Each Series "A", "B", "D" and "L" Shares
Net income attributable to stockholders of the Company	Ps.	0.23	Ps.	0.00	Ps.	0.41	Ps.	0.00

Diluted earnings per CPO and per Share attributable to stockholders of the Company:

	March 31, 2018	March 31, 2017
Total Shares	361,712,182	362,429,887
CPOs	2,567,760	2,573,894
Shares not in the form of CPO units:
Series "A" Shares	58,926,613	58,926,613
Series "B" Shares	2,357,208	2,357,208
Series "D" Shares	239	239
Series "L" Shares	239	239

Diluted earnings per CPO and per each Series "A", Series "B", Series "D" and Series "L" Share (not in the form of a CPO unit) for the three months ended March 31, 2018 and 2017, are presented as follows:

	2018				2017
	Per CPO		Per Each Series "A", "B", "D" and "L" Shares		Per CPO		Per Each Series "A", "B", "D" and "L" Shares
Net income attributable to stockholders of the Company	Ps.	0.22	Ps.	0.00	Ps.	0.39	Ps.	0.00

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17.	Segment Information

The table below presents information by segment and a reconciliation to consolidated total for the three months ended March 31, 2018 and 2017:

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2018:
Content	Ps.	7,899,421	Ps.	569,392	Ps.	7,330,029	Ps.	2,820,087
Sky		5,474,191		119,293		5,354,898		2,441,883
Cable		8,669,736		138,348		8,531,388		3,664,858
Other Businesses		1,778,349		182,661		1,595,688		203,909
Segment total		23,821,697		1,009,694		22,812,003		9,130,737
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,009,694)		(1,009,694)		-		(551,662)
Depreciation and amortization		-		-		-		(4,800,801)
Consolidated total before other expense		22,812,003		-		22,812,003		3,778,274	(1)
Other expense, net		-		-		-		(154,086)
Consolidated total	Ps.	22,812,003	Ps.	-	Ps.	22,812,003	Ps.	3,624,188	(2)

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2017:
Content	Ps.	7,290,735	Ps.	570,891	Ps.	6,719,844	Ps.	2,618,564
Sky		5,540,564		8,587		5,531,977		2,466,291
Cable		8,096,316		36,214		8,060,102		3,397,286
Other Businesses (3)		1,758,670		116,219		1,642,451		83,362
Segment total		22,686,285		731,911		21,954,374		8,565,503
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(731,911)		(731,911)		-		(580,744)
Depreciation and amortization		-		-		-		(4,543,833)
Consolidated total before other expense		21,954,374		-		21,954,374		3,440,926	(1)
Other expense, net		-		-		-		(410,743)
Consolidated total	Ps.	21,954,374	Ps.	-	Ps.	21,954,374	Ps.	3,030,183	(2)

(1)	This amount represents operating income before other expense, net.
(2)	This amount represents consolidated operating income.
(3)
Certain 2017 figures previously reported as part of operating results of the Group´s Other Business segment in the net amount of Ps.17,051 and related to a Publishing business in Argentina and an online lottery business in Mexico, were reclassified for comparison purposes to other expense, net, as the businesses were disposed or suspended by the Group in the fourth quarter of 2017 (see Note 13).

Disaggregation of Total Revenues
The table below present total revenues for each reportable segment disaggregated by major service/product lines and primary geographical market for the three months ended March 31, 2018 and 2017:

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	Domestic		Export		Abroad		Total
March 31, 2018:
Content:
Advertising	Ps.	4,213,441	Ps.	59,260	Ps.	—	Ps.	4,272,701
Network Subscription Revenue		849,388		329,702		—		1,179,090
Licensing and Syndication		216,925		2,230,705		—		2,447,630

Sky:
DTH Broadcast Satellite TV		4,887,231		—		342,049		5,229,280
Advertising		220,805		—		—		220,805
Pay-Per-View		21,852		—		2,254		24,106

Cable:
Digital TV Service		3,298,780		—		—		3,298,780
Advertising		261,949		—		—		261,949
Broadband Services		3,132,778		—		—		3,132,778
Telephony		730,379		—		—		730,379
Other Services		136,623		—		—		136,623
Telecommunications Networks		1,073,066		—		36,161		1,109,227

Other Businesses:
Gaming		633,632		—		—		633,632
Soccer, Sports and Show Business Promotion		372,498		41,338		—		413,836
Publishing - Magazines		114,058		—		33,585		147,643
Publishing - Advertising		108,340		—		25,003		133,343
Publishing Distribution		69,820		—		8,744		78,564
Radio - Advertising		207,550		—		—		207,550
Feature Film Production and Distribution		161,627		1,502		652		163,781
Segment total		20,710,742		2,662,507		448,448		23,821,697
Intersegment eliminations		(1,007,518)		—		(2,176)		(1,009,694)
Consolidated total revenues	Ps.	19,703,224	Ps.	2,662,507	Ps.	446,272	Ps.	22,812,003

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	Domestic		Export		Abroad		Total
March 31, 2017:
Content:
Advertising	Ps.	4,018,401	Ps.	62,888	Ps.	46,925	Ps.	4,128,214
Network Subscription Revenue		676,950		365,312		—		1,042,262
Licensing and Syndication		184,976		1,935,283		—		2,120,259

Sky:
DTH Broadcast Satellite TV		4,965,102		—		440,753		5,405,855
Advertising		88,655		—		—		88,655
Pay-Per-View		46,054		—		—		46,054

Cable:
Digital TV Service		3,289,726		—		—		3,289,726
Advertising		133,501		—		—		133,501
Broadband Services		2,627,934		—		—		2,627,934
Telephony		754,540		—		—		754,540
Other Services		127,875		—		—		127,875
Telecommunications Networks		1,037,442		—		125,298		1,162,740

Other Businesses:
Gaming		645,949		—		—		645,949
Soccer, Sports and Show Business Promotion		285,236		15,733		—		300,969
Publishing - Magazines		128,336		—		49,542		177,878
Publishing - Advertising		142,534		—		53,381		195,915
Publishing Distribution		66,944		—		18,369		85,313
Radio - Advertising		190,828		—		—		190,828
Feature Film Production and Distribution		117,036		39,406		5,376		161,818
Segment total		19,528,019		2,418,622		739,644		22,686,285
Intersegment eliminations		(726,544)		—		(5,367)		(731,911)
Consolidated total revenues	Ps.	18,801,475	Ps.	2,418,622	Ps.	734,277	Ps.	21,954,374

Seasonality of Operations

The Group's results of operations are seasonal. The Group typically recognizes a large percentage of its consolidated net sales (principally advertising) in the fourth quarter in connection with the holiday shopping season. In 2017 and 2016, the Group recognized  27.7% and 28.4%, respectively, of its annual consolidated net sales in the fourth quarter of the year. The Group's costs, in contrast to its revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

The consolidated net income attributable to stockholders of the Company for the four quarters in the year ended March 31, 2018, is presented as follows:

Quarter	Quarterly	Accumulated(1)
2nd/17	1,340,928	2,536,919
3rd/17	1,014,483	3,551,402
4th/17	340,264	3,891,666
1st/18	677,558	677,558

(1)
The Company restated, for comparison purposes certain amounts previously reported as of March 31, 2017, in connection with the initial recognition of IFRS 9, as if the accounting change had been applied beginning on January 1, 2017 (see Note 2).

18.	Contingencies

On March 28, 2018, the Company announced that it was notified by the IFT of a resolution by which this authority indicates that it does not have elements to determine that the Company has substantial power in the market of restricted television and audio services. In compliance with the guidelines issued by the Mexican Supreme Court of Justice in a resolution dated February 7, 2018, this new resolution leaves without effect IFT's prior determination of substantial power of February 24, 2017. With this resolution, any proceeding initiated by IFT under this file, to impose asymmetric measures on the Company and its subsidiaries related to the determination of substantial power is left without effect, and the measures directly provided for such purposes in current regulations are not to be applied.

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There are several legal actions and claims pending against the Group, which are filed in the ordinary course of business. In the opinion of the Company's management, none of these actions and claims is expected to have a material adverse effect on the Group's financial statements as a whole; however, the Company's management is unable to predict the outcome of any of these legal actions and claims.

- - - - - - - - -

Description of significant events and transactions

See Note 3 of the Disclosure of Interim Financial Reporting

Description of accounting policies and methods of computation followed in interim financial statements

Accounting Policies

The principal accounting policies followed by the Group and used in the preparation of its annual consolidated financial statements, and where applicable, of its interim condensed consolidated financial statements, are summarized below.

(a) Basis of Presentation
The consolidated financial statements of the Group as of December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014, are presented in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board ("IASB"). IFRSs comprise: (i) International Financial Reporting Standards ("IFRS"); (ii) International Accounting Standards ("IAS"); (iii) IFRS Interpretations Committee ("IFRIC") Interpretations; and (iv) Standing Interpretations Committee ("SIC") Interpretations.

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of temporary investments, derivative financial instruments, available-for-sale financial assets, equity financial instruments, and share-based payments, as described below.

The preparation of consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group's financial statements are disclosed in Note 5 to these consolidated financial statements.

These consolidated financial statements were authorized for issuance on April 4, 2017, by the Group's Chief Financial Officer.

(b) Consolidation
The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements.

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Subsidiaries
Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest's proportionate share of the recognized amounts of acquiree's identifiable net assets.

Acquisition-related costs are expensed as incurred.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.

Changes in Ownership Interests in Subsidiaries Without Change of Control
Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions — that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Loss of Control of a Subsidiary
When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss.

At December 31, 2016, 2015 and 2014, the main direct and indirect subsidiaries of the Company were as follows:

	Company's Ownership Interest (1)	Business Segment (2)
Grupo Telesistema, S.A. de C.V. and subsidiaries	100%	Content and Other Businesses
Televisa, S.A. de C.V. ("Televisa") (3)	100%	Content
G.Televisa-D, S.A. de C.V. (3)	100%	Content
Multimedia Telecom, S.A. de C.V. ("Multimedia Telecom") and subsidiary (4)	100%	Content
Innova, S. de R.L. de C.V. ("Innova") and subsidiaries (collectively, "Sky") (5)	58.7%	Sky
Corporativo Vasco de Quiroga, S.A. de C.V. ("CVQ") and subsidiaries (6)	100%	Sky and Cable
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, "Empresas Cablevisión") (7)	51%	Cable
Subsidiaries engaged in the Cablemás business (collectively, "Cablemás") (8)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, "TVI") (9)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, "Bestel") (10)	66.1%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, "Cablecom") (11)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, "Telecable") (12)	100%	Cable
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. ("Radiópolis") and subsidiaries (13)	50%	Other Businesses
Televisa Juegos, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. ("Villacezán") and subsidiaries (14)	100%	Other Businesses

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(1)	Percentage of equity interest directly or indirectly held by the Company.

(2)	See Note 25 for a description of each of the Group's business segments.

(3)	Televisa and G.Televisa-D, S.A. de C.V. are direct subsidiaries of Grupo Telesistema, S.A. de C.V.

(4)
Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. ("Tieren"), are wholly-owned subsidiaries of the Company through which it owns shares of the capital stock of UHI and maintains an investment in Warrants that are exercisable for shares of common stock of UHI. As of December 31, 2016 and 2015, Multimedia Telecom and Tieren have investments representing 95.3% and 4.7%, respectively, of the Group's aggregate investment in shares of common stock and Warrants issued by UHI (see Notes 9, 10 and 19).

(5)
Innova is an indirect majority-owned subsidiary of the Company and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. ("Innova Holdings"). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova's equity and designates a majority of the members of Innova's Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova.

(6)
CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova. In September 2016, Factum Más Telecom, S.A. de C.V., a former direct subsidiary of the Company and the parent company of Innova Holdings and Innova was merged into CVQ. At the consolidated level, this merger had no effect. Through September 2014, CVQ. maintained an investment in GSF Telecom Holdings, S.A.P.I. de C.V. ("GSF"), whose disposition was completed in January 2015 (see Note 3).

(7)
Empresas Cablevisión, S.A.B. de C.V. is a direct majority-owned subsidiary of CVQ. As of December 31, 2014, Empresas Cablevisión, S.A.B. de C.V. was directly owned by Editora Factum, S.A. de C.V., a direct subsidiary of the Company that was merged into CVQ in May 2015. At the consolidated level, the merger had no effect.

(8)
The Cablemás subsidiaries are directly and indirectly owned by CVQ. As of December 31, 2014, some Cablemás subsidiaries were directly owned by the Company, and some other were directly owned by Consorcio Nekeas, S.A. de C.V. ("Nekeas"), a former wholly-owned direct subsidiary of the Company. In January 2015, Nekeas was merged into TTelecom H, S.A.P.I. de C.V. ("TTelecom"), a former direct subsidiary of the Company, and in July 2015, TTelecom was merged into CVQ. The Cablemás subsidiaries directly owned by the Company were acquired by a direct subsidiary of CVQ in the second half of 2015. In June 2016, three former subsidiaries of Grupo Cable TV, S.A. de C.V. were merged into a Cablemás subsidiary. At the consolidated level, the mergers had no effect.

(9)
Televisión Internacional, S.A. de C.V. is a direct subsidiary of CVQ. Through February 2016, the Company had a 50% ownership interest in TVI, and consolidated this subsidiary because it appointed the majority of the members of the Board of Directors of TVI. In March 2016, the Company acquired the remaining 50% non-controlling interest in TVI (see Note 3).

(10)	Cablestar, S.A. de C.V. is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.

(11)
Grupo Cable TV, S.A. de C.V. was an indirect subsidiary of CVQ and was acquired by the Group in 2014 (see Note 3). In June 2016, three former subsidiaries of Grupo Cable TV, S.A. de C.V. were merged into a Cablemás subsidiary. In the fourth quarter of 2016, Grupo Cable TV, S.A. de C.V. merged into Arretis, S.A.P.I. de C.V., a direct subsidiary of CVQ. At the consolidated level, the mergers had no effect.

(12)
The Telecable subsidiaries are directly owned by CVQ as a result of the merger of TTelecom into CVQ in July 2015. TTelecom was a wholly-owned subsidiary of the Company through which the Company acquired Telecable in January 2015 (see Note 3).

(13)	Radiópolis is a direct subsidiary of the Company. The Company controls Radiópolis as it has the right to appoint the majority of the members of the Board of Directors of Radiópolis.

(14)
Villacezán is an indirect subsidiary of Grupo Telesistema, S.A. de C.V.. Certain subsidiaries of the Company in the Other Businesses segment, owned by Nekeas as of December 31, 2014, were acquired by Villacezán in the third quarter of 2015, following the mergers described above of Nekeas into TTelecom and TTelecom into CVQ.

The Group's Content, Sky and Cable segments, as well as the Group's Radio business, which is reported in the Other Businesses segment, require governmental concessions and special authorizations for the provision of broadcasting and telecommunications services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (Instituto Federal de Telecomunicaciones or "IFT") for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law ("Ley Federal de Telecomunicaciones y Radiodifusión" or "LFTR").

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Renewal of concessions for the Content segment (Broadcasting) and the Radio business require, among others: (i) to request such renewal to IFT within the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder's obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. Renewal of concessions for the Sky and Cable segments require, among others: (i) to request its renewal to IFT in the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder's obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.

 The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to the fair value. To the knowledge of the Company's management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company's management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.

Also, the Group's Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Additionally, the Group's Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.

The accounting guidelines provided by IFRIC 12 Service Concession Arrangements are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group's infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group's  broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

At December 31, 2016, the expiration dates of the Group's concessions and permits were as follows:

Segments	Expiration Dates

Content (broadcasting concessions)	In 2021

Sky	Various from 2018 to 2027

Cable	Various from 2018 to 2046

Other Businesses:

Radio (1)	Various from 2018 to 2036

Gaming	In 2030

(1)
Concessions for six Radio stations in the cities of San Luis Potosí, Guadalajara and Monterrey expired in 2015 and 2016. Renewal applications for these concessions were timely filed, but are still pending as certain related matters of the applicable regulations are being reviewed by the IFT. The Group's management expects that concessions for these stations will be renewed or granted by the IFT without affecting the continuance of these Radio operations. Concessions for nine Radio stations in the cities of Mexico City, Guadalajara and Veracruz expired in 2016, and were renewed by the IFT that year. The cost paid by the Group for renewal of these concessions amounted to an aggregate of Ps.111,636, which was recognized in consolidated other intangible assets, and will be amortized in a period of 20 years by using the straight-line method (see Note 12).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.

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(c) Investments in Associates and Joint Ventures
Associates are those entities over which the Group has significant influence but not control, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with other stockholder or more stockholders without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor's share of the net assets of the investee after the date of acquisition.

The Group's investments in associates include an equity interest in UHI represented by 10% of the outstanding total shares of UHI as of December 31, 2016 and 2015 (see Notes 3, 9 and 10).

The Group recognizes its share of losses of an associate or a joint venture up to the amount of its initial investment, subsequent capital contributions and long-term loans, or beyond that when guaranteed commitments have been made by the Group in respect of obligations incurred by investees, but not in excess of such guarantees. If an associate or a joint venture for which the Group had recognized a share of losses up to the amount of its guarantees generates net income in the future, the Group would not recognize its share of this net income until the Group first recognizes its share of previously unrecognized losses.

If the Group's share of losses of an associate or a joint venture equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group's net investment in the investee. After the Group's interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

(d) Segment Reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the Group's executive officers ("chief operating decision makers") who are responsible for allocating resources and assessing performance for each of the Group's operating segments.

(e) Foreign Currency Translation
Functional and Presentation Currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("functional currency"). The presentation and functional currency of the Group's consolidated financial statements is the Mexican peso, which is used for compliance with its legal and tax obligations.

Transactions and Balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement as part of finance income or expense, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.

Translation of Foreign Operations
The financial statements of the Group's foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and (c) all resulting translation differences are recognized in other comprehensive income or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.

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Assets and liabilities of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are translated into Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

The Group has designated as an effective hedge of foreign exchange exposure, a portion of the outstanding principal amount of its U.S. dollar denominated long-term debt in connection with its net investment in shares of common stock of UHI, which amounted to U.S.$350.7 million (Ps.7,236,587) and U.S.$330.5 million (Ps.5,685,748) as of December 31, 2016 and 2015, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).

The Group has designated a portion of its U.S. dollar denominated long-term debt as a fair value hedge of foreign exchange exposure related to its investment in UHI Warrants and the initial investment in Open Ended Fund. A portion of the outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line "Long-term debt, net of current portion" of the consolidated statement of financial position) is hedging its investment in Warrants exercisable for common stock of UHI and the initial investment in Open Ended Fund (hedged items), which amounted to Ps.38,298,606 (U.S.$1,855.9 million) and Ps.3,817,586 (U.S.$180.0 million) and Ps.35,042,577 (U.S.$2,035.5 million) and Ps.3,184,960 (U.S.$180.0 million) as of December 31, 2016 and 2015, respectively. The other changes in fair value of the Warrants are recognized in other comprehensive income or loss. Consequently, any foreign currency gain or loss attributable to these designated hedged warrants is recognized within foreign exchange gain or loss in the consolidated statement of income, along with the recognition in the same line item of any foreign exchange gain or loss of the designated hedging instrument long-term debt (see Notes 9, 13 and 17).

(f) Cash and Cash Equivalents and Temporary Investments
Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the income statement.

Temporary investments consist of short-term investments in securities, including without limitation debt with a maturity of over three months and up to one year at the date of acquisition, stock and other financial instruments, or a combination thereof, as well as current maturities of noncurrent held-to-maturity securities. Temporary investments are measured at fair value with changes in fair value recognized in finance income in the consolidated income statement, except the current maturities of non-current held-to-maturity securities which are measured at amortized cost.

As of December 31, 2016 and 2015, cash equivalents and temporary investments primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 0.36% for U.S. dollar deposits and 4.06% for Mexican peso deposits in 2016, and approximately 0.15% for U.S. dollar deposits and 3.09% for Mexican peso deposits in 2015.

(g) Transmission Rights and Programming
Programming is comprised of programs, literary works, production talent advances and films.

Transmission rights and literary works are valued at the lesser of acquisition cost and net realizable value. Programs and films are valued at the lesser of production cost, which consists of direct production costs and production overhead, and net realizable value. Payments for production talent advances are initially capitalized and subsequently included as direct or indirect costs of program production. Transmission rights are recognized from the point of which the legally enforceable license period begins. Until the license term commences and the programming rights are available, payments made are recognized as prepayments.

The Group's policy is to capitalize the production costs of programs which benefit more than one annual period and amortize them over the expected period of future program revenues based on the Company's historical revenue patterns for similar productions.

Transmission rights, programs, literary works, production talent advances and films are recorded at acquisition or production cost. Cost of sales is calculated for the month in which such transmission rights, programs, literary works, production talent advances and films are matched with related revenues.

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Transmission rights are amortized over the lives of the contracts. Transmission rights in perpetuity are amortized on a straight-line basis over the period of the expected benefit as determined by past experience, but not exceeding 25 years.

(h) Inventories
Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realization value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.
(i) Financial Assets
The Group classifies its financial assets in the following categories: loans and receivables, held-to-maturity investments, fair value through income or loss and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Loans and Receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, with changes in carrying value recognized in the income statement in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group's loans and receivables are presented as "trade notes and accounts receivable", "other accounts and notes receivable" and "due from related parties" in the consolidated statement of financial position (see Note 7).

Held-to-maturity Investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest rate method, less impairment, if any. Any gain or loss arising from these investments is included in finance income or loss in the consolidated statement of income. Held-to-maturity investments are included in investments in financial instruments, except for those with maturities less than 12 months from the end of the reporting period, which are classified as temporary investments (see Note 9).

Available-for-sale Financial Assets
Available-for-sale financial assets are non-derivative financial assets that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through income or loss, and include debt securities and equity instruments. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions. Equity instruments in this category are those of companies in which the Group does not exercise joint control nor significant influence, but intent to hold for an indefinite term, and are neither classified as held for trading nor designated at fair value through income. After initial measurement, available-for-sale assets are measured at fair value with unrealized gains or losses recognized as other comprehensive income or loss until the investment is derecognized or the investment is determined to be impaired, at which time the cumulative gain or loss is recognized in the consolidated statement of income either in other finance income or expense (debt securities) or other income or expense (equity instruments). Interest earned whilst holding available-for-sale financial assets is reported as interest income using the effective interest rate method (see Notes 9 and 14).

Financial Assets at Fair Value through Income
Financial assets at fair value through income are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Impairment of Financial Assets
The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective and other-than-temporary evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset. If it is determined that a financial asset or group of financial assets have sustained a decline other than temporary in their value a charge is recognized in income in the related period.

For financial assets classified as held-to-maturity the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate.
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Impairment of Financial Assets Recognized at Amortized Cost
The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Offsetting of Financial Instruments
Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

(j) Property, Plant and Equipment
Property, plant and equipment are recorded at acquisition cost.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying value of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated useful lives
Buildings	20-65 years
Building improvements	5-20 years
Technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	3-15 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated income statement.

(k) Intangible Assets
Intangible assets are recognized at acquisition cost. Intangible assets acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include goodwill, trademarks and concessions, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

Estimated useful lives
Licenses	3-14 years
Subscriber lists	4-10 years
Other intangible assets	3-20 years

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Trademarks
The Group determines its trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks.

In the third quarter of 2015, the Company's management evaluated trademarks in its Cable segment to determine whether events and circumstances continue to support an indefinite useful life for these intangible assets. As a result of such evaluation, the Company identified certain businesses and locations that began migrating from a current trademark to an internally developed trademark between 2015 and 2016, in connection with enhanced service packages offered to current and new subscribers, and estimated that this migration process will take approximately four years. Accordingly, beginning in the third quarter of 2015, the Group changed the useful life assessment from indefinite to finite for acquired trademarks in certain businesses and locations in its Cable segment, and began to amortize on a straight line basis the related carrying value of these trademarks when the migration to the new trademark started using an estimated useful life of four years. The Group has not capitalized any amounts associated with internally developed trademarks.

Concessions
The Group defined concessions to have an indefinite life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits.

Goodwill
Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Group's interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units ("CGUs"), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized as an expense and may be subsequently reversed under certain circumstances.

(l) Impairment of Long-lived Assets
The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, including goodwill (see Note 12), at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying value of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations.

(m) Trade Accounts Payable and Accrued Expenses
Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2016 and 2015.

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(n) Debt
Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the debt using the effective interest method.

Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Current portion of long-term debt and interest payable are presented as a single line item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2016 and 2015.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

(o) Customer Deposits and Advances
Customer deposit and advance agreements for advertising services provide that customers receive prices that are fixed for the contract period for advertising time in the Group's platforms based on rates established by the Group. Such rates vary depending on when the advertisement is made, including the season, hour, day and type of programming.

(p) Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

(q) Equity
The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of the IFRSs. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997.

Where any company in the Group purchases shares of the Company's capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.

(r) Revenue Recognition
Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group's activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group derives the majority of its revenues from media and entertainment-related business activities both in Mexico and internationally. Revenues are recognized when the service is provided and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

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•	Advertising revenues, including deposits and advances from customers for future advertising, are recognized at the time the advertising services are rendered.
•	Revenues from program services for network subscription and licensed and syndicated television programs are recognized when the programs are sold and become available for broadcast.
•	Sky program service revenues, including advances from customers for future direct-to-home ("DTH") program services, are recognized at the time the service is provided.
•	Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.
•
Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

•
Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns.

•	Revenues from publishing distribution are recognized upon distribution of the products.
•	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.
•	Motion picture production and distribution revenues are recognized as the films are exhibited.
•	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons.
In respect to sales of multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. For example, the Group sells cable television, internet and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the fair value of each of the respective services.
(s) Interest Income
Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables is recognized using the original effective interest rate.
(t) Employee Benefits
Pension and Seniority Premium Obligations
Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group's employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.
Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post-employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing
The employees' profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred.

Termination Benefits
Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that involves the payment of termination benefits.

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(u) Income Taxes
The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is also recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference and it is expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. In the last quarter of 2013, the Mexican Congress enacted a new Tax Reform (the "2014 Tax Reform"), which became effective as of January 1, 2014. Among the tax reforms approved by the Mexican Congress, one of the most relevant changes was the elimination of the tax consolidation regime allowed for Mexican controlling companies through December 31, 2013 (see Note 23).

(v) Derivative Financial Instruments
The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative's gain or loss is initially reported as a component of  other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2016, 2015 and 2014, certain derivative financial instruments qualified for hedge accounting (see Note 14).

(w) Comprehensive Income
Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

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(x) Share-based Payment Agreements
Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company's shares under the Company's Long-Term Retention Plan. The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees, and is recognized as a charge to consolidated income (administrative expense) over the vesting period (see Note 16). The Group recognized a share-based compensation expense of Ps.1,410,492, Ps.1,199,489 and Ps.844,788 for the years ended December 31, 2016, 2015 and 2014, respectively, of which Ps.1,392,534, Ps.1,184,524 and Ps.821,626 was credited in consolidated stockholders' equity for those years, respectively.

(y) Leases
The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.

Leases of property, plant and equipment other assets where the Group holds substantially all the risks and rewards of ownership are classified as finance leases. Finance lease assets are capitalized at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the lease asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognized as liabilities. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease.

Leasehold improvements are depreciated at the lesser of its useful life or contract term.

(z) New and Amended IFRSs
Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2017. Management is in the process of assessing the potential impact of these pronouncements on the Group's consolidated financial statements. Some amendments and improvements to certain IFRSs became effective on January 1, 2016, and they did not have any significant impact on the Group's consolidated financial statements.

New or Amended Standard	Title of the Standard	Effective for Annual Periods Beginning On or After
Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
Amendments to IAS 7 (1)	Disclosure Initiative	January 1, 2017
Amendments to IAS 12 (1)	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
Annual Improvements (1)	Annual Improvements 2014-2016 Cycle	January 1, 2017
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
Amendments to IAS 40 (2)	Transfers of Investment Property	January 1, 2018
IFRIC 22 (1)	Foreign Currency Transactions and Advance Consideration	January 1, 2018
Amendments to IFRS 2 (1)	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
IFRS 16	Leases	January 1, 2019
Amendments to IFRS 4 (2)	Financial Instruments with IFRS 4 Insurance Contracts	No earlier than 2020

(1)	This new or amended standard is not expected to have any significant impact on the Group's consolidated financial statements.
(2)	This new or amended standard is not expected to be applicable to the Group's consolidated financial statements.
Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture were issued in September 2014 and address and acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involved a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involve assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015 the IASB postponed the effective date of these amendments indefinitely pending the outcome of its research project on the equity method of accounting.
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Amendments to IAS 7 Disclosure Initiative were issued in January 2016 and clarify that companies should provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.
Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses were issued in January 2016 and clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice. Earlier application is permitted.
IFRS 15 Revenue from Contracts with Customers ("IFRS 15") was issued in May 2014. IFRS 15 provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. IFRS 15 is effective on January 1, 2018, with early adoption permitted. When IFRS 15 is adopted, it can be applied either on a fully retrospective basis, requiring the restatement of the comparative periods presented in the consolidated financial statements, or with the cumulative retrospective impact of IFRS 15 applied as an adjustment to equity on the date of adoption; when the latter approach is applied it is necessary to disclose the impact of IFRS 15 on each line item in the consolidated financial statements in the reporting period. The Group is expected to be impacted to some extent by the significant increase in required disclosures. The Company's management is currently in the process of assessing the changes that are beyond disclosures, and the effect of the adoption of this standard regarding technology systems, processes, and internal controls to capture new data and address changes in financial reporting. The Group has initially reviewed a majority of its revenue arrangements and expects its review to be completed in the third quarter of 2017.
Amendments to IFRS 15 Clarifications to IFRS 15 Revenue from Contracts with Customers were issued in April 2016. These amendments clarify how to: (i) identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract; (ii) determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided); and (iii) determine whether the revenue from granting a license should be recognized at a point in time or over time. In addition to the clarifications, these amendments include two additional reliefs to reduce cost and complexity for a company when it first applies IFRS 15. The amendments have the same effective date as IFRS 15.
IFRS 9 Financial Instruments ("IFRS 9") addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at amortized cost and those measured at fair value. The determination is made at initial recognition. The basis of classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. For financial liabilities, this standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. Some amendments to IFRS 9 and IFRS 7 Financial Instruments: Disclosures ("IFRS 7") were issued in December 2011. These amendments to IFRS 9 modify the mandatory effective date of this standard and the relief from restating prior periods, and also add transition disclosures to IFRS 7 that are required to be applied when IFRS 9 is first applied. The Company's management is currently evaluating the impact IFRS 9 will have on its consolidated financial statements and disclosures.
Annual Improvements to IFRSs 2014-2016 Cycle were published in December 2016 and set out amendments to certain IFRSs. These amendments result from proposals made during the IASB's Annual Improvements process, which provides a vehicle for making non-urgent but necessary amendments to IFRSs. The IFRSs amended and the topics addressed by these amendments are as follows:

Annual Improvements 2014-2016 Cycle	Subject of Amendment
IFRS 12 Disclosure of Interests in Other Entities	Clarification of the scope of the Standard.
IFRS 1 First-time Adoption of International Financial Reporting Standards	Deletion of short-term exemptions for first-time adopters.
IAS 28 Investments in Associates and Joint Ventures	Measuring an associate or joint venture at fair value.

Amendments to IAS 40 Investment Property were issued in December 2016 and clarify the requirements on transfers to, or from, investment property.

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IFRIC 22 Foreign Currency Transactions and Advance Consideration was issued in December 2016 and addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency.
Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions were issued in June 2016 and clarify how to account for certain types of share-based payment transactions.
IFRS 16 Leases ("IFRS 16") was issued in January 2016 and replaces IAS 17 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The major change introduced by IFRS 16 is that leases will be brought onto the companies' statements of financial position, increasing the visibility of their assets and liabilities. IFRS 16 removes the classification of leases as either operating leases or finance leases for the lessee, treating all long-term leases as finance leases. Short-term leases (less than 12 months) and leases of low-value assets are exempt from the requirements. Early application of IFRS 16 is permitted as long as the IFRS 15 Revenue from Contracts with Customers is also applied. The Company's management is currently evaluating the impact IFRS 16 will have on its consolidated financial statements and disclosures. While the Group is not yet in a position to assess the full impact of the application of the new standard, the Group expects that the impact of recording the lease liabilities and the corresponding right-to-use assets will increase its consolidated total assets and liabilities primarily in connection with its non-cancellable lease commitments and payment commitments for the use of satellite transponders (see Note 26), with a minimal effect on its consolidated equity.
Amendments to IFRS 4 Financial Instruments with IFRS 4 Insurance Contracts were issued in September 2016 and address concerns arising from implementing the new financial instruments Standard, IFRS 9, before implementing the replacement Standard that the Board is developing for IFRS 4. These concerns include temporary volatility in reported results.

Dividends paid, ordinary shares:	0
Dividends paid, other shares:	0
Dividends paid, ordinary shares per share:	0
Dividends paid, other shares per share:	0

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Footnotes

[1] ↑
Current assets – Other current non-financial assets: As of March 31, 2018 and December 31, 2017, includes transmission rights and programming for Ps.6,790,671 thousand and  Ps.5,890,866, thousand, respectively.
[2] ↑
Non-current assets – Other non-current non-financial assets: As of March 31, 2018 and December 31, 2017, includes transmission rights and programming for Ps.9,279,949 thousand and Ps.8,158,521 thousand, respectively.
[3] ↑
Total basic earnings (loss) per share: This information  is related to earnings per CPO. The CPO are the securities traded in the Mexican Stock Exchange.
[4] ↑
Total diluted earnings (loss) per share: This information  is related to earnings per diluted CPO.
[5] ↑
6100000 – Current: Item: Increases (decreases) for other changes; Column: Retained Earnings: Effects for accumulated adjustments as of January 1, 2018 for the initial recognition of "IFRS 15" and "IFRS 9"
[6] ↑
6100000 – Current: Item: Increases (decreases) for other changes; Column: Non-controlling Interest: Effects for accumulated adjustments as of January 1, 2018 for the initial recognition of "IFRS 15" and "IFRS 9"
[7] ↑
6100000 – Previous: Item: Other Comprehensive Income; Column: Income (loss) for changes in fair value of available-for-sale financial assets: Includes adjustments for restatement of figures previously reported for the retrospective adoption of "IFRS 9"
[8] ↑
6100000 – Previous: Item: Net Income (loss); Column: Retained Earnings: Includes adjustments for restatement restated of figures previously reported for the retrospective adoption of "IFRS 9"
[9] ↑
Breakdown of credits:
The Notes due 2021 and 2022 were contracted at a variable rate and the Notes due 2020 and 2027 were contracted at a fixed rate.
The "Senior Notes" due in 2037, 2043, 2025, 2032, 2040, 2045, 2026 and 2046 were contracted at a fixed rate.
The exchange rates for the credits denominated  in foreign currency were as follows:
    Ps. 18.2733  pesos per US dollar
Bank loans and senior notes are presented net of unamortized finance costs in the aggregate amount of Ps.1,226,225.
For more information on debt; see Note 8 Notes to the Unaudited Condensed Consolidated Financial  Statements.
[10] ↑
Notes payable transferred to BBVA Bancomer by original creditor
[11] ↑
Monetary foreign currency position

The exchange rates used for translation were as follows :

Ps.	18.2733	pesos per US dollar
	22.5158	pesos per euro
	14.1650	pesos per canadian dollar
	0.9050	pesos per argentinean peso
	0.6445	pesos per uruguayan peso
	0.0300	pesos per chilean peso
	0.0063	pesos per colombian peso
	5.5898	pesos per peruvian nuevo sol
	19.1164	pesos per swiss franc
	2.9005	pesos per strong bolivar
	5.5013	pesos per brazilian real
	25.7621	pesos per pound sterling
	2.9079	pesos per chinese yuan
	2.1898	pesos per swedish krona

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Long-term liabilities include debt in the amount of U.S.$2,396,386 thousand, which has been designated as hedging instrument of foreign currency investments.

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MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 01	YEAR: 2018
GRUPO TELEVISA, S.A.B.

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED  TO THE REGISTRANT CONTAINED IN THIS REPORT FOR THE FIRST QUARTER OF 2018, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ ALFONSO DE ANGOITIA NORIEGA	/s/ BERNARDO GÓMEZ MARTÍNEZ
ALFONSO DE ANGOITIA NORIEGA	BERNARDO GÓMEZ MARTÍNEZ
CO-CHIEF EXECUTIVE OFFICER	CO-CHIEF EXECUTIVE OFFICER

/s/ CARLOS FERREIRO RIVAS	/s/ LUIS ALEJANDRO BUSTOS OLIVARES
CARLOS FERREIRO RIVAS	LUIS ALEJANDRO BUSTOS OLIVARES
VICE PRESIDENT OF FINANCE	VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MÉXICO CITY, APRIL 26, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: May 1, 2018	By:	/s/ Luis Alejandro Bustos Olivares
		Name:	Luis Alejandro Bustos Olivares
		Title:	Legal Vice President and General Counsel